Filed Pursuant to Rule 424(b)(2)
Registration No. 333-168235
$450,000,000

RALCORP HOLDINGS, INC.

$300,000,000 4.950% Notes due 2020
$150,000,000 6.625% Notes due 2039

We are offering $300,000,000 in aggregate principal amount of our 4.950% Notes due 2020 (the “2020 notes”) and $150,000,000 in aggregate principal amount of our 6.625% Notes due 2039 (the “2039 notes” and, together with the 2020 notes, the “notes”). We will pay interest on the 2020 notes semiannually in arrears on February 15 and August 15, commencing on February 15, 2011, at a rate of 4.950% per annum. We will pay interest on the 2039 notes semiannually in arrears on February 15 and August 15, commencing on August 15, 2010, at a rate of 6.625% per annum. The 2020 notes will mature on August 15, 2020 and the 2039 notes will mature on August 15, 2039. We may redeem some or all of the notes at any time and from time to time at the “make-whole” redemption prices described under the heading “Description of the Notes—Optional Redemption.” If we experience a “Change of Control Triggering Event,” we will be required to offer to purchase the notes from holders. See “Description of the Notes—Change of Control Triggering Event.”

The notes and the related guarantees will constitute senior indebtedness and will rank equally with all our other senior indebtedness from time to time outstanding and will be secured by a pledge of 65% of the capital stock of certain of our material foreign subsidiaries on an equal and ratable basis with our credit facilities and other outstanding notes to the extent that our credit facilities or such notes remain so secured. All of our existing and future subsidiaries that are guarantors under our credit agreement or other indebtedness for borrowed money will unconditionally guarantee payment of the notes for so long as they remain guarantors under such other indebtedness.

The offering is part of the financing for our proposed acquisition of American Italian Pasta Company. The 2020 notes will be subject to a special mandatory redemption in the event that the acquisition is not consummated on or before October 15, 2010. See “The Acquisition.” The special mandatory redemption price is 101% of the principal amount thereof plus accrued and unpaid interest, if any. See “Description of the Notes—Special Mandatory Redemption.”

The 2039 notes will be issued under the indenture governing our outstanding 6.625% notes due 2039 (the “existing 2039 notes”). The 2039 notes will constitute “Additional Notes” under the indenture and be treated as a single series with the existing 2039 notes. The 2020 notes will be a separate series of debt securities under the indenture.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We do not intend to apply for listing of the notes on any securities exchange.

Investing in the notes involves risks. See “Risk Factors” beginning on page 7.

	Price to	Underwriting	Proceeds to
	Public (1)(2)	Discounts	Us (1)(2)

Per 2020 note	99.840%	0.650%	99.190%
2020 note Total	$299,520,000	$1,950,000	$297,570,000
Per 2039 note	102.439%	0.875%	101.564%
2039 note Total	$153,658,500	$1,312,500	$152,346,000
Total	$453,178,500	$3,262,500	$449,916,000

(1)	For the 2020 notes, plus accrued interest, if any, from July 26, 2010.

(2)	For the 2039 notes, plus accrued interest from February 15, 2010.

Delivery of the notes in book-entry form will be made on or about July 26, 2010.

Joint Book-Running Managers

Credit Suisse	J.P. Morgan	Wells Fargo Securities

Deutsche Bank Securities	BofA Merrill Lynch	SunTrust Robinson Humphrey

Co- Managers

Mitsubishi UFJ Securities	US Bancorp

The date of this prospectus is July 21, 2010

You should rely only on the information contained in this prospectus or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

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NOTICE TO INVESTORS

No person is authorized in connection with any offering made by this prospectus to give any information or to make any representation not contained in this prospectus and, if given or made, any other information or representation must not be relied upon as having been authorized by us or the underwriters. The information contained in this prospectus is as of the date hereof and subject to change, completion or amendment without notice. The delivery of this prospectus at any time shall not, under any circumstances, create any implication that there has been no change in the information set forth in this prospectus or in our affairs since the date of this prospectus or the date of the information contained in any incorporated documents, respectively.

This prospectus does not constitute an offer to sell the notes to or a solicitation of an offer to buy the notes from any person in any jurisdiction where it is unlawful to make such an offer or solicitation.

Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the notes offered hereby. Such transactions may include stabilizing and the purchase of notes to cover short positions. See “Underwriting.”

The notes will be available in book-entry form only. We expect that each series of notes will be issued in the form of one or more global certificates, which will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the global certificates will be shown on, and transfers of the global certificates will be effected only through, records maintained by DTC and its participants. After the initial issuance of the global certificates, notes in certificated form will be issued in exchange for the global certificates only as set forth in the indenture governing the notes. See “Description of the Notes—Global Notes.”

You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the notes or possess or distribute this prospectus and must obtain any consent, approval or permission required for the purchase, offer or sale of the notes under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale. Neither we nor the underwriters shall have any responsibility therefor.

Notwithstanding anything to the contrary contained in this prospectus, a prospective investor (and each employee, representative or other agent of a prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions described in this prospectus and all materials of any kind that are provided to such prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between any of the underwriters or their representatives and any prospective investors regarding the transactions contemplated herein.

INDUSTRY DATA

This prospectus includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other independent sources available to us. Some data also are based on our good faith estimates, which are derived from management’s knowledge of the industry and from independent sources. These third-party publications and surveys generally state that the information included therein has been obtained from sources believed to be reliable, but that the publications and surveys can give no assurance as to the accuracy or completeness of such information. We and the underwriters have not independently verified any of the data from third-party sources nor have we or the underwriters ascertained the underlying economic assumptions on which such data are based. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources and we cannot guarantee their accuracy or completeness.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements, within the meaning of Section 21 E of the Securities Exchange Act of 1934 (the “Exchange Act”), are made throughout this prospectus. These forward-looking statements are sometimes identified by their use of terms and phrases such as “believe,” “should,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this prospectus. Our results of operations and financial condition may differ materially from those in the forward-looking statements. Such statements are based on management’s current views and assumptions, and involve risks and uncertainties that could affect expected results. The factors set forth below may cumulatively or individually impact our expected results.

Those risks and uncertainties include but are not limited to the following:

•	our ability to effectively manage the growth from the Acquisition (as defined herein) and other acquisitions or continue to make acquisitions at the rate at which we have been acquiring in the past;

•	significant increases in the costs of certain commodities, packaging or energy used to manufacture our products;

•	allegations that our products cause injury or illness, product recalls and product liability claims and other litigation;

•	our ability to continue to compete in our business segments and our ability to retain our market position;

•	our ability to maintain a meaningful price gap between our products and those of our competitors, successfully introduce new products or successfully manage costs across all parts of the company;

•	our ability to successfully implement business strategies to reduce costs;

•	the loss of a significant customer;

•	our ability to service our outstanding debt or obtain additional financing;

•	disruptions in the U.S. and global capital and credit markets;

•	fluctuations in the Canadian Dollar exchange rate;

•	the termination or expiration of current co-manufacturing agreements;

•	consolidations among the retail grocery and foodservice industries;

•	change in estimates in critical accounting judgments and changes to or new laws and regulations affecting our business;

•	labor strikes or work stoppages by our employees;

•	impairment in the carrying value of goodwill or other intangibles;

•	changes in weather conditions, natural disasters and other events beyond our control;

•	our ability to redeem the 2020 notes in the event the Merger (as defined herein) is not completed on or before October 15, 2010;

•	our ability to make a change of control offer if required by the indenture governing the notes; and

•	the other risks disclosed under “Risk Factors.”

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus. These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be material, may cause our actual future results to be materially different from those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Other uncertainties, all of which are difficult to predict and many of which are beyond our control, may impact our financial position, including those risks detailed from time to time in our publicly filed documents. These and other factors are discussed in our Securities and Exchange Commission (“SEC”) filings. The factors set forth above are illustrative, but by no means exhaustive. All forward-looking statements should be evaluated with an understanding of their inherent uncertainty.

WHERE YOU CAN FIND MORE INFORMATION;
INCORPORATION BY REFERENCE

The SEC allows certain information to be “incorporated by reference” into this prospectus. The information incorporated by reference herein is deemed to be part of this prospectus, except for any information superseded or modified by information contained directly in this prospectus or in any document subsequently filed by us that is also incorporated by reference. This prospectus incorporates by reference the documents set forth below that we have filed with the SEC and any future filings by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus except for any information therein which has been furnished rather than filed and any sections thereof which project future results or performance, which shall not be incorporated herein. Subsequent filings with the SEC will automatically modify and supersede information in this prospectus. These documents contain important information about us and our business and financial condition:

•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2009, filed with the SEC on November 9, 2009;

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2009 and March 31, 2010; and

•	Our Current Reports on Form 8-K filed on October 15, November 10, November 23 and December 14, 2009 and on February 5, April 5, May 11, June 21, June 29, July 7, July 16 and July 21, 2010.

We encourage you to read our periodic and current reports, as they provide additional information about us which prudent investors find important. All of these documents are also available at no charge upon request sent to Ralcorp Holdings, Inc., Attn: Corporate Secretary, 800 Market Street, Suite 2800, St. Louis, Missouri 63101, telephone: (314) 877-7046.

You may read and copy all or any portion of the periodic reports, proxy statements, registration statements and other information filed by us at the offices of the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a website, www.sec.gov, that contains reports, proxy and prospectus and other information regarding registrants, such as Ralcorp, that file electronically with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the SEC’s website. You can also find additional information about us at www.ralcorp.com. Information on our website does not constitute part of this prospectus.

PROSPECTUS SUMMARY

The following summary contains basic information about us and this offering. It is likely that this summary does not contain all of the information that is important to you. You should read the entire prospectus, including the risk factors included elsewhere herein, the “Description of the Notes” and the portions of documents incorporated by reference herein before making an investment decision. See “Where You Can Find More Information; Incorporation by Reference.” Unless otherwise indicated, the terms “Company”, “Ralcorp”, “us”, “we” and “our” refers to Ralcorp Holdings, Inc. and its subsidiaries, as well as their predecessors in interest.

Our Company

We are primarily engaged in manufacturing, distributing and marketing Post® branded cereals as well as developing, manufacturing and marketing emulations of various types of branded food products that retailers, mass merchandisers and drug stores sell under their own “store” brands or under value brands. We attempt to manufacture products that are equivalent in quality to branded products. In the event branded producers modify their existing products or successfully introduce new products, we may attempt to emulate the modified or new products. In conjunction with our customers, we develop packaging and graphics that rival the national brands. Our goal is that the only difference consumers perceive when purchasing our store brand products is a notable cost savings when compared to branded counterparts.

Our businesses are comprised of four reportable business segments: Branded Cereal Products; Other Cereal Products; Frozen Bakery Products; and Snacks, Sauces & Spreads.

The Branded Cereal Products business is our Post® brand ready-to-eat cereals business, which includes Honey Bunches of Oats, the third highest revenue brand of ready-to-eat cereal.

The Other Cereal Products business is comprised of store brand ready-to-eat and hot cereals, nutritional and cereal bars and natural and organic specialty cookies, crackers and cereals.

The Frozen Bakery Products business includes frozen griddle products such as pancakes, waffles and French toast; frozen bread products such as breads, rolls and biscuits; dessert products such as frozen cookies and frozen cookie dough, muffins, and Danishes; and dry mixes for bakery foods.

Our Snacks, Sauces & Spreads business is comprised of store brand cookies, crackers, snack nuts, candy, chips, dressings, syrups, peanut butter, jellies, salsas, sauces and non-alcoholic drink mixes.

Our strategy is to grow our businesses through increased sales of existing and new products and through the acquisition of other companies. Since 1997, we have acquired over twenty companies. We typically pursue companies that manufacture predominantly store brand or value oriented food products.

Recent Developments

On June 20, 2010, we entered into an agreement and plan of merger (the “Merger Agreement”) with American Italian Pasta Company, a Delaware corporation (“AIPC”), under which we agreed to acquire all of the outstanding shares of common stock of AIPC for $53.00 per share in cash, for a total purchase price of approximately $1.2 billion, net of cash acquired. Under the Merger Agreement, we have commenced a tender offer to acquire all of the outstanding shares of Class A Convertible Common Stock, par value $0.001 per share (“Class A Common Stock”), of AIPC. If we successfully complete the tender offer, we intend to merge one of our newly-formed subsidiaries into AIPC (the “Merger”). If the Acquisition is completed, the net proceeds will be used to finance the Acquisition. See “The Acquisition.” The proposed acquisition of AIPC, including the financing thereof, is herein referred to as the “Transactions.”

Founded in 1988 and based in Kansas City, Missouri, AIPC is a leading producer of dry pasta in North America. AIPC has four plants, located in Columbia, South Carolina; Excelsior Springs, Missouri; Tolleson, Arizona; and Verolanuova, Italy. For its fiscal years ended October 2, 2009 and September 26, 2008, AIPC had revenues of $628.2 million and $569.2 million, respectively, net earnings of $88.3 million and $19.1 million, respectively, and Adjusted EBITDA of $138.4 million and $70.8 million, respectively. For the 26-week period ended April 2, 2010 and the 27-week period ended April 3, 2009, AIPC had revenues of

$294.9 million and $333.5 million, respectively, net earnings of $43.9 million and $52.2 million, respectively, and Adjusted EBITDA of $83.6 million and $73.5 million, respectively. Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA does not comply with accounting principles generally accepted in the United States, or GAAP, because it is adjusted to exclude certain cash and non-cash income and expenses. This measure should not be considered an alternative to, or more meaningful than, related measures determined in accordance with GAAP. Adjusted EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation. Adjusted EBITDA, as disclosed above, is defined as earnings before interest, income taxes, depreciation, amortization and brand impairment charges. We present Adjusted EBITDA because we believe it provides a more complete understanding of the factors and trends affecting AIPC’s business than GAAP measures alone. We believe that investors use Adjusted EBITDA because it allows them to compare a company’s operating performance on a consistent basis across periods by removing the effects of the company’s capital structure (such as varying levels of interest expense), asset base (such as depreciation, amortization, and impairment) and items largely outside the control of the company’s management team (such as income taxes). AIPC’s Adjusted EBITDA is reconciled to net earnings as follows:

	Year-to-date Period Ended		Year Ended
	April 2, 2010	April 3, 2009	October 2, 2009	September 26, 2008

Adjusted EBITDA	$83.6	$73.5	$138.4	$70.8
Depreciation and amortization	(12.5)	(12.6)	(25.0)	(24.1)
Interest expense, net	(3.1)	(9.9)	(16.5)	(26.2)
Income taxes	(24.1)	1.2	(8.6)	2.3
Impairment charges to brands	—	—	—	(3.7)

Net earnings	$43.9	$52.2	$88.3	$19.1

On May 31, 2010, we acquired North American Baking Ltd., formerly known as PL Foods Ltd., a leading manufacturer of premium private label specialty crackers in North America with annual net sales of approximately $56.7 million. North American Baking is reported in our Snacks, Sauces & Spreads business segment and continues its operations in Georgetown, Ontario.

Also on May 31, 2010, we acquired J.T. Bakeries Inc., a leading manufacturer of high quality private label and co-branded gourmet crackers in North America for customers in the U.S., Canada and Great Britain with annual net sales of approximately $38.5 million. J.T. Bakeries is reported in our Snacks, Sauces & Spreads business segment and continues its operations in Kitchener, Ontario.

On June 25, 2010, we acquired Sepp’s Gourmet Foods Ltd., a leading manufacturer of frozen breakfast foods for the retail and food service sectors with annual net sales of approximately $29.3 million. Sepp’s Gourmet Foods will be reported in our Frozen Bakery Products business segment and will continue its operations in Delta, British Columbia and Richmond Hill, Ontario.

On July 19, 2010, we announced the results of our third quarter ended June 30, 2010. For the three- and nine-months ended June 30, 2010, we had net sales of $962.4 million and $2,919.3 million, respectively, compared to $994.0 million and $2,908.7 million for the corresponding periods in the prior year. Net earnings for the three- and nine-months ended June 30, 2010 were $53.0 million and $166.9 million, respectively, compared to $74.8 million and $210.5 million for the corresponding periods in the prior year, including the effects of certain special items related to acquisitions, Post Foods transition and integration, goodwill impairment and our former investment in Vail Resorts, Inc. For more information concerning our results of operations for the three and nine months ended June 30, 2010, see our Current Report on Form 8-K filed with the SEC on July 20, 2010. That report does not constitute part of this prospectus.

Our Corporate Information

Ralcorp Holdings, Inc. was incorporated in Missouri on October 23, 1996. Our principal executive offices are located at 800 Market Street, Suite 2600, St. Louis, Missouri 63101. Our telephone number is 314-877-7000.

The Offering

Issuer	Ralcorp Holdings, Inc.

Notes Offered	$300 million of 4.950% notes due 2020.

$150 million of 6.625% notes due 2039.

Maturity Dates	The 2020 notes will mature on August 15, 2020.

The 2039 notes will mature on August 15, 2039.

Interest Payment Dates	For the 2020 notes, February 15 and August 15, beginning on February 15, 2011.

For the 2039 notes, February 15 and August 15, beginning on August 15, 2010.

Ranking	The notes will constitute senior indebtedness and will rank equally with our other senior indebtedness from time to time outstanding.

Special Mandatory Redemption of 2020 Notes	The 2020 notes will be subject to a special mandatory redemption in the event that the Merger Agreement is terminated or the Merger is not completed on or before October 15, 2010. The special mandatory redemption price is 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of the special mandatory redemption. The 2039 notes will not be subject to such special mandatory redemption. See “Description of the Notes—Special Mandatory Redemption.”

Optional Redemption	The notes will be redeemable, at our option, in whole or in part, at any time and from time to time, at the “make-whole” redemption prices described in the “Description of the Notes—Optional Redemption.”

Guarantors	All of our existing and future subsidiaries that are guarantors of our credit agreements or other indebtedness for borrowed money will unconditionally guarantee payment of the notes for as long as they remain guarantors under such credit agreements or such other indebtedness.

Stock Pledge	The notes will be secured by a pledge of 65% of the capital stock of certain of our material foreign subsidiaries on an equal and ratable basis with our credit facilities and other outstanding notes to the extent that our credit facilities remain so secured.

Change of Control	If we experience a “Change of Control Triggering Event” (as defined with respect to the applicable notes), we will be required to offer to purchase all or a portion of such notes at a purchase price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Notes—Offer to Redeem Upon Change of Control Triggering Event.”

Covenants	The notes will include limits on our ability to incur secured debt, enter into sale and lease-back transactions and consolidate, merge or transfer substantially all of our assets to another entity.

Listing	We do not intend to apply to list the notes on any exchange.

Use of Proceeds	We intend to use the net proceeds to pay a portion of the purchase price for the shares of AIPC acquired in the tender offer described under “The Acquisition”. See “Use of Proceeds.”

Book-Entry	We will issue the notes in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Each series of notes will be represented by one or more global securities registered in the name of a nominee of DTC. You will hold beneficial interests in the notes through DTC and its direct and indirect participants, and DTC and its direct and indirect participants will record your beneficial interest on their books. We will not issue certificated notes except in limited circumstances. Settlement of the notes will occur through DTC in same day funds. For information on DTC’s book-entry system, see “Description of the Notes—Global Notes.”

Risk Factors

Investing in the notes involves a high degree of risk. See “Risk Factors” immediately following this prospectus summary and the other information contained in or incorporated into this prospectus for a discussion of factors that you should carefully consider before deciding to invest in the notes.

Summary Financial Data

The following summary consolidated financial data is derived from our financial statements contained in the documents incorporated by reference in this prospectus. See “Where You Can Find More Information; Incorporation by Reference.”

	Six Months Ended March 31,		Year Ended September 30,
(in millions)	2010	2009	2009	2008	2007

Statement of earnings data
Net sales (a)	$1,956.9	$1,914.7	$3,891.9	$2,824.4	$2,233.4
Cost of products sold	(1,417.7)	(1,409.0)	(2,834.1)	(2,318.1)	(1,819.2)

Gross profit	539.2	505.7	1,057.8	506.3	414.2
Selling, general and administrative expenses	(288.1)	(304.1)	(609.0)	(328.4)	(252.8)
Interest expense, net	(50.4)	(49.9)	(99.0)	(54.6)	(42.3)
Restructuring charges (b)	(.8)	(.3)	(.5)	(1.7)	(.9)
Goodwill impairment loss (c)	(20.5)	—	—	—	—
Gain (loss) of forward sale contracts (d)	—	42.1	17.6	111.8	(87.7)
Gain on sale of securities (e)	—	15.8	70.6	7.1	—

Earnings before income taxes and equity earnings	179.4	209.3	437.5	240.5	30.5
Income taxes	(65.5)	(76.5)	(156.9)	(86.7)	(7.5)
Equity in earnings of Vail Resorts, Inc., net of related deferred income taxes	—	2.9	9.8	14.0	8.9

Net earnings	$113.9	$135.7	$290.4	$167.8	$31.9

Balance sheet data (end of period)
Cash and cash equivalents	$163.1	$27.9	$282.8	$14.1	$9.9
Working capital (f)	275.0	215.7	192.4	241.8	165.3
Total assets	5,280.8	5,356.7	5,452.2	5,343.9	1,853.1
Long-term debt	1,521.7	1,576.2	1,611.4	1,668.8	763.6
Other long-term liabilities	645.6	799.8	656.2	871.7	382.6
Shareholders’ equity	2,733.4	2,522.3	2,705.6	2,411.5	483.4
Other data
Cash provided (used) by:
Operating activities	$160.5	$157.1	$326.7	$132.8	$217.6
Investing activities	(54.7)	(95.1)	(90.2)	(71.0)	(387.5)
Financing activities	(226.5)	(47.1)	29.9	(56.8)	160.0
Depreciation and amortization	77.4	74.1	144.7	99.5	82.4
Adjusted EBITDA (g)	327.7	275.4	593.0	275.7	242.9

(a)	In 2009, Ralcorp acquired Harvest Manor Farms. In 2008, Ralcorp acquired Post Foods. In 2007, Ralcorp acquired Cottage Bakery Inc., Bloomfield Bakers and Pastries Plus of Utah, Inc. For more information about the 2009, 2008 and 2007 acquisitions, see Note 2 to the financial statements included in our Current Report on Form 8-K filed on April 5, 2010, incorporated by reference herein.

(b)	For information about the 2010 restructuring charges, see Note 4 to the financial statements included in our Quarterly Report on Form 10-Q for the period ended March 31, 2010, incorporated by reference herein. For information about the 2009, 2008 and 2007 restructuring charges, see Note 3 to the financial statements included in our Current Report on Form 8-K filed on April 5, 2010, incorporated by reference herein.

(c)	For information about the 2010 goodwill impairment loss, see Note 5 to the financial statements included in our Quarterly Report on Form 10-Q for the period ended March 31, 2010, incorporated by reference herein.

(d)	For information about the gain/loss on forward-sale contracts, see Note 6 to the financial statements included in our Current Report on Form 8-K filed on April 5, 2010, incorporated by reference herein.

(e)	During 2008 and 2009, the Company sold all its shares of Vail Resorts, Inc. For more information about the sale of these shares, see Note 5 to the financial statements in our Current Report on Form 8-K filed on April 5, 2010, incorporated by reference herein.

(f)	Working capital consists of current assets (excluding cash and cash equivalents) less current liabilities.

(g)	Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA does not comply with accounting principles generally accepted in the United States, or GAAP, because it is adjusted to exclude certain cash and non-cash income and expenses. This measure should not be considered an alternative to, or more meaningful than, related measures determined in accordance with GAAP. Adjusted EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation. Adjusted EBITDA, as presented in the table above, is defined as earnings before interest, income taxes, depreciation, and amortization, excluding equity method earnings and other gains or losses related to the Company’s investment in Vail Resorts, Inc. and goodwill impairment losses. We present Adjusted EBITDA because we believe it provides a more complete understanding of the factors and trends affecting our business than GAAP measures alone. Our board of directors, management, and investors use Adjusted EBITDA to assess our performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation, amortization, and impairment), items largely outside the control of our management team (such as income taxes), and items related to the Company’s former investment in Vail Resorts, Inc. It is reconciled to net earnings as follows:

	Six Months Ended
	March 31,		Year Ended September 30,
(in millions)	2010	2009	2009	2008	2007

Adjusted EBITDA	$327.7	$275.4	$593.0	$275.7	$242.9
Depreciation and amortization	(77.4)	(74.1)	(144.7)	(99.5)	(82.4)
Interest expense, net	(50.4)	(49.9)	(99.0)	(54.6)	(42.3)
Goodwill impairment loss	(20.5)	—	—	—	—
Gain (loss) on forward sale contract	—	42.1	17.6	111.8	(87.7)
Gain on sale of securities	—	15.8	70.6	7.1	—
Income taxes	(65.5)	(76.5)	(156.9)	(86.7)	(7.5)
Equity in earnings of Vail Resorts, Inc., net of related deferred income taxes	—	2.9	9.8	14.0	8.9

Net earnings	$113.9	$135.7	$290.4	$167.8	$31.9

RISK FACTORS

Investing in the notes involves a degree of risk. You should carefully consider the following risk factors, as well as the other information contained or incorporated by reference in this prospectus before making a decision to invest in the notes. See “Where You Can Find More Information; Incorporation by Reference.” Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also materially and adversely affect our business operations and financial condition or the market for the notes.

Risks Related to the Notes

Our substantial indebtedness could adversely affect our operations and financial condition.

We have a significant amount of indebtedness. As of March 31, 2010, on a pro forma basis after giving effect to the Transactions, we would have had approximately $2,666.8 million of outstanding indebtedness. Our indebtedness could have important consequences, including but not limited to:

•	limiting our ability to invest operating cash flow in our operations due to debt service requirements;

•	limiting our ability to obtain additional debt or equity financing for working capital expenditures, product development, acquisitions or other general corporate purposes;

•	limiting our operational flexibility due to the covenants contained in our debt agreements;

•	requiring us to dispose of significant assets in order to satisfy our debt service obligations;

•	limiting our flexibility in planning for, or reacting to, changes in our business or industry, thereby limiting our ability to compete with companies that are not as highly leveraged as us; and

•	increasing our vulnerability to economic downturns and changing market conditions.

Our ability to meet our expenses and debt service obligations will depend on the factors described above, as well as our future performance, which will be affected by financial, business, economic and other factors, including potential changes in consumer preferences, the success of product and marketing innovation and pressure from competitors. If we do not generate enough cash to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell our assets, borrow more money or raise equity. There is no assurance that we will be able, at any given time, to refinance our debt, sell our assets, borrow more money or raise equity on acceptable terms or at all.

Despite our level of indebtedness, we may still incur significantly more indebtedness. This could further increase the risks associated with our indebtedness.

Despite our current level of indebtedness, we and our subsidiaries may be able to incur significant additional indebtedness, including secured indebtedness, in the future. Although the indenture governing the notes contains restrictions on our and our subsidiaries’ ability to incur certain secured indebtedness, these restrictions are subject to a number of qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. In addition, the indenture does not restrict our ability or the ability of our subsidiaries to incur unsecured indebtedness. Indebtedness incurred by any subsidiary that does not guarantee the notes will be structurally senior to the notes. If new indebtedness is added to our or our subsidiaries’ current debt levels, the related risks that we and they face would be increased and we may not be able to meet all our indebtedness obligations, including repayment of the notes, in whole or in part.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability and the ability of our subsidiaries to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us (including borrowings under our existing $400 million revolving credit facility dated as of July 18, 2008 (the “2008 Credit Facility”) and the additional credit facilities described herein) in amounts sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. The maturity date of the 2008 Credit Facility is July 18, 2011. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including any current or future credit facility and the notes, on commercially reasonable terms or at all.

In the event that the Merger Agreement is terminated or the Merger is not completed before October 15, 2010 and the 2020 notes are subject to the special mandatory redemption, holders of the 2020 notes will not realize the return on the notes that may otherwise have been obtained had the Merger been completed.

In the event that the Merger Agreement is terminated or the Merger is not completed on or before October 15, 2010, the 2020 notes will be subject to special mandatory redemption. The special mandatory redemption price is equal to 101% of the principal amount plus any accrued and unpaid interest (if any) to the date of redemption. See “Description of the Notes—Special Mandatory Redemption.” The Merger is subject to a number of conditions that have not yet been satisfied, and may not be able to be satisfied, including the valid tender of the number of shares of Class A Common Stock that represent at least a majority of the total number of outstanding shares of Class A Common Stock and other customary conditions. See “The Acquisition.” In addition, the parties to the Merger Agreement have the right to terminate the Merger Agreement under certain circumstances. There is no escrow account or security interest for the benefit of the holders of the 2020 notes and it is possible that we will not have sufficient financial resources available to satisfy our obligations to redeem the 2020 notes. In addition, even if we are able to redeem the 2020 notes pursuant to the special mandatory redemption, the holders of the 2020 notes may not obtain the expected return on the 2020 notes and may not be able to reinvest the proceeds from a special mandatory redemption in an investment that results in comparable returns.

Your decision to invest in the 2020 notes is made at the time of the offering of the 2020 notes. Holders of the 2020 notes will have no rights under the special mandatory redemption provision as long as the Merger occurs, nor will they have any right to require us to repurchase the 2020 notes if, between the closing of this offering and the closing of the Merger, we experience any changes in our businesses or financial condition or if the terms of the Merger or the financing thereof change.

The holders of the 2039 notes will not have the benefit of the special mandatory redemption provisions if the Merger Agreement is terminated or the Merger is not completed before October 15, 2010.

The special mandatory redemption provisions described above are applicable only to the 2020 notes. If the Merger Agreement is terminated or the Merger is not completed before October 15, 2010, the 2039 notes will remain outstanding and we will have the related debt service obligations, but we will not receive the benefits anticipated from the Acquisition. If the Acquisition is not completed, we will use the proceeds of the 2039 notes for general corporate purposes.

If an active trading market does not develop for these notes, you may not be able to resell them.

Prior to this offering, there was no public market for the 2020 notes and only limited trading in our existing 2039 notes. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We have been informed by the underwriters that they currently intend to make a market in the notes after this offering is completed. However, the underwriters may cease their market-making at any time. We do not intend to apply for a listing of the notes on any securities exchange. Moreover, if a market were to exist, the notes could trade at prices that may be lower than their initial offering price because of many factors, including, but not limited to, prevailing interest rates for similar securities, general economic conditions, our financial condition, performance or prospects and the prospects for other companies in our industry.

We may be unable to make a change of control offer required by the indenture governing the notes, which would cause defaults under the indenture governing the notes and our other financing arrangements.

The terms of each series of the notes will require us to make an offer to repurchase the notes of such series upon the occurrence of a “Change of Control Triggering Event” (as defined with respect to such series) at a purchase price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest, if any. The terms of our existing debt require, and future financing arrangements may require, repayment of amounts outstanding in the event of a “Change of Control Triggering Event” and may limit our ability to fund the repurchase of your notes. It is possible that we will not have sufficient funds at the time of a “Change of Control Triggering Event” to make the required repurchase of notes or that restrictions in our other debt will not allow the repurchases. A failure to purchase the notes of either series when required will constitute an event of default with respect to such notes, which would likely constitute a cross-default to our other indebtedness. See “Description of the Notes—Offer to Redeem upon Change of Control Triggering Event.”

Fraudulent conveyance laws may void the guarantees of the notes or subordinate the guarantees.

These notes will be guaranteed by certain of our subsidiaries. The issuance of these guarantees may be subject to review under federal bankruptcy law or relevant state fraudulent conveyance laws if a bankruptcy proceeding is commenced by or on behalf of the subsidiary guarantors’ creditors. Under these laws, if in such a proceeding a court were to find that a subsidiary guarantor:

•	incurred its guarantee with the intent of hindering, delaying or defrauding current or future creditors; or

•	received less than reasonably equivalent value or fair consideration for incurring these guarantees and:

•	was insolvent or was rendered insolvent by reason of such guarantee;

•	was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay these debts as they mature, as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes;

then the court could void such subsidiary guarantee or subordinate such subsidiary’s guarantee to such subsidiary’s presently existing or future debt or take other actions detrimental to you.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, an entity would be considered insolvent if, at the time it incurred the debt:

•	it could not pay its debts or contingent liabilities as they become due;

•	the sum of its debts, including contingent liabilities, is greater than its assets, at fair valuation; or

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

We cannot assure you as to what standard a court would apply in order to determine whether a subsidiary guarantor was “insolvent” as of the date its guarantee was issued, and we cannot assure you that, regardless of the method of valuation, a court would not determine that such subsidiary guarantor was insolvent on that date. Nor can we assure you that a court would not determine, regardless of whether a subsidiary guarantor was insolvent on the date the subsidiary’s guarantee was issued, that the payments constituted fraudulent transfers on another ground.

The subsidiary guarantees could be subject to the claim that, since the subsidiary guarantees were incurred for our benefit, and only indirectly for the benefit of the subsidiary guarantors, the obligations of the subsidiary guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration. A court could void a subsidiary guarantor’s obligation under its subsidiary guarantee, subordinate the subsidiary guarantee to the other indebtedness of a subsidiary guarantor, direct that holders of the notes return any amounts paid under a subsidiary guarantee to the relevant subsidiary guarantor or to a fund for the benefit of its creditors, or take other action detrimental to the holders of the notes. Since the guarantees by the subsidiary guarantors are limited to the maximum amount that the subsidiary guarantors are permitted to guarantee under applicable law, a subsidiary guarantor’s liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of such subsidiary guarantor. In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of the Notes—Guarantees.”

Each subsidiary guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing its guarantee to be a fraudulent transfer. However, this provision may not be effective to protect guarantees from being avoided under fraudulent transfer law or may reduce or eliminate the subsidiary guarantor’s obligations to an amount that effectively makes its guarantee worthless. In a recent Florida bankruptcy proceeding, a similar provision was found to not be effective to protect subsidiary guarantors.

Risks Related to Our Business and the Acquisition

We may not be able to effectively manage the growth from acquisitions or continue to make acquisitions at the rate at which we have been acquiring in the past.

We have experienced significant growth in sales and operating profits through the acquisition of other companies. However, acquisition opportunities may not always present themselves. In such cases, our sales and operating profit may not continue to grow from period to period at the same rate as it has in the past.

The success of our future acquisitions will depend on many factors, such as our ability to identify potential acquisition candidates, negotiate satisfactory purchase terms, obtain loans at satisfactory rates to fund acquisitions and successfully integrate and manage the growth from acquisitions. Integrating the operations, financial reporting, disparate technologies and personnel of newly acquired companies involve risks. We cannot guarantee that we will be successful or cost-effective in integrating any new businesses into our existing businesses. In fact, the process of integrating newly acquired businesses may cause interruption or slow down the operations of our existing businesses. As a result, we may not be able to realize expected synergies or other anticipated benefits of acquisitions.

The integration of AIPC may not be successful, and anticipated benefits from the Acquisition may not be realized.

After completion of the Acquisition, we will have more sales, assets and employees than we did prior to the Acquisition. Our management will be required to devote time and attention to the process of integrating the operations of AIPC. There are difficulties inherent in that process. These difficulties include:

•	integrating AIPC’s business while carrying on the ongoing operations of our other businesses;

•	managing a larger company than before completion of the Acquisition;

•	the possibility of faulty assumptions underlying our expectations for the integration process;

•	coordinating businesses located in different geographic regions;

•	the integration of two unique business cultures, which may prove to be incompatible;

•	attracting and retaining the personnel associated with AIPC’s business following the Acquisition;

•	creating uniform standards, controls, procedures, policies and compliance systems and minimizing the costs associated with such matters.

There is no assurance that we will successfully or cost-effectively integrate AIPC. The process of integrating AIPC’s business may cause an interruption of, or loss of momentum in, the activities of our businesses after completion of the Acquisition. If our management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our businesses following the Acquisition could suffer and our results of operations and financial condition may be harmed.

Even if we are able to successfully integrate AIPC’s business, it may not be possible to realize the full benefits of the increased sales volume and other benefits that are currently expected to result from the Acquisition, or realize these benefits within the time frame that is currently expected. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the Acquisition may be offset by costs incurred or delays in integrating AIPC’s business. In addition, the benefits of the Acquisition may be offset by operating losses relating to changes in commodity or energy prices, or in increased competition. If we fail to realize the benefits we anticipate from the Acquisition, our results of operations may be adversely affected.

Commodity price volatility and higher energy costs could negatively impact profits.

The primary commodities used by our businesses include sugar, oats, wheat, soybean oil, corn sweeteners, peanuts, almonds and other tree nuts, glass containers, caps and plastic packaging. In addition, many of our manufacturing operations use large quantities of natural gas and electricity. We may experience shortages in commodity items as a result of commodity market fluctuations, lack of availability, increased demand, weather conditions and natural disasters as well as other factors outside of our control. Higher prices for natural gas, electricity and fuel would increase our production and delivery costs. Changes in the prices charged for our products may lag behind changes in our energy and commodities costs. Accordingly, competitive pressures may limit our ability to maintain existing margins and have a material adverse effect on our operating profits.

We generally use commodity futures and options to reduce the price volatility associated with anticipated commodity purchases. Additionally, we have a hedging program for heating oil relating to diesel fuel prices, natural gas and corrugated paper products. The extent of our hedges at any given time depends upon our assessment of the markets for these commodities, including our assumptions for future prices. For example, if we believe that market prices for the commodities we use are unusually high, we may choose to hedge less, or possibly not hedge any, of our future requirements. If we fail to hedge and prices subsequently increase, or if we institute a hedge and prices subsequently decrease, our costs may be greater than anticipated or greater than our competitors’ costs and our financial results could be adversely affected.

Product liability or recalls could result in significant and unexpected costs.

We may need to recall some or all of our products or the products we co-manufacture for third parties if they become adulterated, mislabeled or misbranded. This could result in destruction of product inventory, negative publicity, temporary plant closings and substantial costs of compliance or remediation. Should consumption of any product cause injury, we may be liable for monetary damages as a result of a judgment against us. Any of these events, including a significant product liability judgment against us, could result in a loss of confidence in our food products. This could have an adverse affect on our financial condition, results of operations and cash flows.

Ralcorp and AIPC compete in mature categories with strong competition.

We and AIPC compete in mature segments with competitors that have a large percentage of segment sales. Private label and branded products both face strong competition from branded competitors for shelf space and sales. Competitive pressures could cause us to lose market share, which may require us to lower prices, increase marketing expenditures or increase the use of discounting or promotional programs, each of which would adversely affect our margins and could result in a decrease in our operating results and profitability.

We and AIPC compete with both private label and branded food producers, some of which have substantial financial, marketing and other resources, and competition with them in our various markets and product lines could cause us to reduce prices, increase marketing or lose category share, any of which would have a material adverse effect on our business and financial results. This high level of competition by branded competitors could result in a decrease in our sales volumes. In addition, increased trade spending or advertising or reduced prices on our competitors’ cereal products may require us to do the same for our cereal products, which could impact our margins and volumes on our branded cereal products. If we did not do the same, our revenues and market share could be adversely affected.

Our inability to successfully manage the price gap between our private-label products and those of our branded competitors may adversely affect our results of operation.

Competitors’ branded products have an advantage over private label products produced by us and AIPC primarily due to advertising and name recognition. When branded competitors focus on price and promotion, the environment for private label products becomes more challenging because the price gaps between private label and branded products can become less meaningful.

At the retail level, private label products sell at a discount to those of branded competitors. If branded competitors continue to reduce the price of their products, the price of branded products offered to consumers may approximate or be lower than the prices of our private label products. Further, promotional activities by branded competitors such as temporary price rollbacks, buy-one-get-one-free offerings and coupons have the effect of price decreases. Price decreases taken by competitors could result in a decline in our sales volumes.

Significant private label competitive activity can lead to price declines.

Some customer buying decisions are based on a periodic bidding process in which the successful bidder is assured the selling of its selected product to the food retailer, super center or mass merchandiser until the next bidding process. Our sales volume may decrease significantly if our offer is too high and we lose the ability to sell products through these channels, even temporarily. Alternatively, we risk reducing our margins if our offer is successful but below our desired price points. Either of these outcomes may adversely affect our results of operations.

Unsuccessful implementation of business strategies to reduce costs may adversely affect our results of operations.

Many of our costs, such as raw materials, energy and freight are and, following the Acquisition will continue to be, outside our control. Therefore, we must seek to reduce costs in other areas, such as operating efficiency. If we are not able to complete projects which are designed to reduce costs and increase operating efficiency on time or within budget, our operating profits may be adversely impacted. In addition, if the cost saving initiatives we have implemented or any future cost savings initiatives do not generate the expected cost savings and synergies, our results of operations may be adversely affected.

Our ability to raise prices for our products may be adversely affected by a number of factors, including but not limited to industry supply, market demand and promotional activity by competitors. If we are unable to increase prices for our products as may be necessary to cover cost increases, our results of operations could be adversely affected. In addition, price increases typically generate lower volumes as customers then purchase fewer units. If these losses are greater than expected or if we lose distribution as a result of a price increase, our results of operations could be adversely affected.

Loss of any significant customers following the Acquisition may adversely affect its results of operations.

A limited number of customer accounts represent a large percentage of our business and AIPC’s business. Wal-Mart Stores, Inc. (“Wal-Mart”) accounted for approximately 19% of our net sales in 2009 and approximately 25% of AIPC’s net sales in 2009. The loss of Wal-Mart as a customer for either business would have an adverse effect on net sales following the Acquisition. The success of our business following the Acquisition depends, in part, on the ability to maintain the level of sales and product distribution through high volume food retailers, super centers and mass merchandisers. The competition to supply products to these high volume stores is intense. These high volume stores and mass merchandisers frequently re-evaluate the products they carry; if a major customer elected to stop carrying one of our products or if we are otherwise unable to continue AIPC’s customer relationships and our sales may be adversely affected.

We may be unable to anticipate changes in consumer preferences and trends, which could result in decreased demand for our products.

Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. Our failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Similarly, demand for our products, including AIPC’s products, could be affected by consumer concerns regarding the health effects of nutrients or ingredients such as trans fats, carbohydrates, sugar, processed wheat or other product attributes.

Global capital and credit market issues could negatively affect our liquidity, increase our costs of borrowing, and disrupt the operations of our suppliers and customers.

U.S. and global credit markets have recently experienced significant dislocations and liquidity disruptions which have caused the spreads on prospective debt financings to widen considerably. These circumstances materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. Events affecting the credit markets have also had an adverse effect on other financial markets in the U.S., which may make it more difficult or costly for us to raise capital through the issuance of common stock or other equity securities or refinance our existing debt, sell our assets or borrow more money if necessary. Our business could also be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets or a slowdown in the general economy. Any of these risks could impair our ability to fund our operations or limit our ability to expand our business or increase our interest expense, which could have a material adverse effect on our financial results.

Changing currency exchange rates may adversely affect earnings and financial position.

We have operations and assets in Canada. Our consolidated financial statements are presented in U.S. dollars; therefore, we must translate our Canadian assets, liabilities, revenue and expenses into U.S. dollars at applicable exchange rates. Consequently, fluctuations in the value of the Canadian dollar may negatively affect the value of these items in our consolidated financial statements. To the extent we fail to manage our foreign currency exposure adequately, we may suffer losses in value of our net foreign currency investment and our consolidated results of operations and financial position may be negatively affected.

The termination or expiration of current co-manufacturing arrangements could reduce our sales volume and adversely affect our results of operations.

Our businesses periodically enter into co-manufacturing arrangements with manufacturers of branded products. Terms of these agreements vary but are generally for relatively short periods of time (less than two years). Volumes produced under each of these agreements can fluctuate significantly based upon the product’s life cycle, product promotions, alternative production capacity and other factors, none of which are under our direct control. Our future ability to enter into co-manufacturing arrangements is not guaranteed, and a decrease in current co-manufacturing levels could have a significant negative impact on sales volume.

Consolidation among the retail grocery and foodservice industries may hurt profit margins.

Over the past several years, the retail grocery and foodservice industries have undergone significant consolidations and mass merchandisers are gaining market share. As this trend continues and such customers grow larger, they may seek lower pricing or increased promotional pricing from suppliers since they represent more volume. As a result, our profit margins as a grocery and foodservice supplier may be negatively impacted. In the event of consolidation if the surviving entity is not a customer, we may lose key business once held with the acquired retailer.

New laws or regulations or changes in existing laws or regulations could adversely affect our business.

The food industry is subject to a variety of federal, state, local and foreign laws and regulations, including those related to food safety, food labeling and environmental matters. Governmental regulations also affect taxes and levies, healthcare costs, energy usage, international trade, immigration and other labor issues, all of which may have a direct or indirect effect on our business or those of our customers or suppliers. Changes in these laws or regulations or the introduction of new laws or regulations could increase the costs of doing business for us or our customers or suppliers or restrict our actions, causing our results of operations to be adversely affected.

Labor strikes or work stoppages by our employees could harm our business.

Currently, a significant number of our full-time distribution, production and maintenance employees are covered by collective bargaining agreements. A dispute with a union or employees represented by a union could result in production interruptions caused by work stoppages. If a strike or work stoppage were to occur, our results of operations could be adversely affected.

The bankruptcy or insolvency of a significant customer could negatively impact profits.

Over the past few years we have seen an increasing number of customers file bankruptcy. As a result, the accounts receivable related to sales to these customers were not recovered. If our bad debt reserve is inadequate to cover the amounts owed by bankrupt customers, we may have to write off the amount of the receivable to the extent the receivable is greater than our bad debt reserve. In the event a bankrupt customer is not able to emerge from bankruptcy or we are not able to replace sales lost from such customer, our profits could be negatively impacted.

We may experience losses or be subject to increased funding and expenses to our qualified pension plan, which could negatively impact profits.

We maintain a qualified defined benefit plan. Although we have frozen benefits under the plan for all administrative employees and many production employees, we remain obligated to ensure that the plan is funded in accordance with applicable regulations. The fair value of pension plan assets (determined pursuant to ASC Topic 715 guidelines) was approximately $50 million below the total benefit obligation of the plan as of September 30, 2009. In the event the stock market deteriorates, the funds in which we have invested do not perform according to expectations or the valuation of the projected benefit obligation increases due to changes in interest rates or other factors, we may be required to make significant cash contributions to the pension plan and recognize increased expense within our financial statements.

Impairment in the carrying value of goodwill or other intangibles could negatively impact our net worth.

The carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other intangibles represents the fair value of trademarks, trade names, and other acquired intangibles. Goodwill and other acquired intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by management at least annually for impairment. Impairments to goodwill or other intangible assets may be caused by factors outside our control, such as the inability to quickly replace lost co-manufacturing business, increasing competitive pricing pressures or the bankruptcy of a significant customer and could negatively impact our net worth. In March 2010, we recognized a goodwill impairment loss of $20.5 million related to the Linette chocolate business resulting from reduced sales to a major customer, the inability to quickly replace the lost volume and changes in anticipated ingredient cost trends.

Changes in weather conditions, natural disasters and other events beyond our control can adversely affect our results of operations.

Changes in weather conditions and natural disasters such as floods, droughts, frosts, earthquakes, hurricanes or pestilence, may affect the cost and supply of commodities and raw materials, including tree nuts, corn syrup, sugar and wheat. Additionally, these events can result in reduced supplies of raw materials and longer recoveries of usable raw materials. Competing manufacturers can be affected differently by weather conditions and natural disasters depending on the location of their suppliers and operations. Damage or disruption to our manufacturing or distribution capabilities due to weather, natural disaster, fire, terrorism, pandemic, strikes or other reasons could impair our ability to manufacture or sell our products. Failure to take adequate steps to reduce the likelihood or mitigate the potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single location, could adversely affect our business and results of operations, as well as require additional resources to restore our supply chain.

THE ACQUISITION

On June 20, 2010, we entered into the Merger Agreement. Under the terms of the Merger Agreement, we agreed to acquire all of the outstanding shares of common stock of AIPC, for $53.00 per share in cash, for a total purchase price of approximately $1.2 billion, net of cash acquired (the “Acquisition”). As provided in the Merger Agreement, we have commenced a tender offer to acquire all of the outstanding shares of Class A Common Stock for $53.00 per share in cash. The tender offer, though our subsidiary Excelsior Acquisition Co. (“Excelsior”), is scheduled to expire at midnight, New York City time, on July 22, 2010, unless extended. The tender offer is subject to a number of conditions, including:

•	there being validly tendered in accordance with the terms of the tender offer, and not withdrawn, a number of shares of Class A Common Stock of that, together with any shares of common stock then owned by us, represents at least a majority of the total number of shares of outstanding common stock of AIPC on a fully diluted basis; and

•	other customary conditions as set forth in the Merger Agreement.

There is no financing condition to the tender offer. The net proceeds of this offering will be used to pay a portion of the purchase price of the shares of AIPC to be acquired in the Acquisition.

After the successful completion of the tender offer and subject to satisfaction or waiver of certain conditions therein, AIPC will be merged with and into Excelsior, and AIPC will be the surviving corporation and our wholly-owned subsidiary. The Acquisition is expected to close during our fourth fiscal quarter ending September 30, 2010.

The Merger Agreement

Each of the parties to the Merger Agreement has made customary representations, warranties and covenants in the Merger Agreement that are subject, in some cases, to specified limitations and qualifications, including the occurrence of a material adverse effect. We have agreed to certain covenants in the Merger Agreement, including, among others, covenants to take all action necessary to cause Excelsior to perform its obligations under the Merger Agreement and to consummate the tender offer and the Merger on the terms and conditions set forth in the Merger Agreement.

As part of the Merger Agreement, AIPC granted to Excelsior an irrevocable option (the “Top-Up Option”) to purchase from AIPC up to a number of authorized and unissued shares of its Class A Common Stock at a per share purchase price equal to the offer price under the tender offer that, when added to the number of shares of Class A Common Stock owned by Excelsior at the time of exercise of the Top-Up Option, results in Excelsior owning one more share than 90% of the number of shares of each class of AIPC capital stock then outstanding that would be entitled to vote on the merger after the issuance of all shares to be issued upon exercise of the Top-Up Option, calculated on a fully diluted basis (assuming conversion or exercise of all derivative securities or other rights to acquire shares of Common Stock of AIPC regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) (the “Top-Up Option Shares”). The Top-Up Option may be exercised only one time and only if at the time of exercise Excelsior owns 60% or more of the total shares outstanding and, after exercise, Excelsior would own either one share more than 90% of the number of shares of capital stock outstanding or all the additional unissued shares which AIPC is authorized to issue under its certificate of incorporation. Excelsior will pay the par value of the Top-Up Option Shares in cash. The balance of the consideration for the Top-Up Option Shares may be paid in cash or by a promissory note or by a combination thereof. The promissory note will bear interest at 8% per year, be due one year from the date the Top-Up Option Shares are issued and may be repaid without premium or penalty. The promissory note will be full recourse against Excelsior and us and secured by the Top-Up Option Shares.

The Merger Agreement contains certain termination rights for each party and may be terminated, subject to certain exceptions, at any time prior to the closing of the Merger under certain specified conditions. The Merger Agreement provides that, upon the termination of the Merger Agreement under specified circumstances, AIPC will be required to pay us a termination fee of $36.3 million.

Bridge Loan Facility

In connection with the Acquisition, we have entered into a commitment letter with a group of lenders, pursuant to which the lenders have committed to provide a new 364-day senior bridge loan facility in an aggregate principal amount of up to $1 billion (the “Bridge Facility”). We expect to reduce the commitments under the Bridge Facility to $550 million upon the consummation of this offering. Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., Wells Fargo Securities, LLC and Deutsche Bank Securities Inc. are the co-lead arrangers under the Bridge Facility.

The Bridge Facility is subject to the closing of the Acquisition and other customary closing conditions. The maturity date of the Bridge Facility will be the 364th day following the closing of the Bridge Facility. We are permitted to use the proceeds of the loans under the Bridge Facility only for purposes of financing the Acquisition and paying fees and expenses incurred in connection with the Acquisition.

All of our obligations under the Bridge Facility will be unconditionally guaranteed by each of our existing and subsequently acquired or organized domestic subsidiaries that are required to guarantee our obligations under our 2008 Credit Facility. The Bridge Facility will be secured by the same collateral which secures the 2008 Credit Facility.

Borrowings under the Bridge Facility will bear interest at LIBOR or, at our option, an Alternate Base Rate, plus a margin, ranging from 2.50% to 7.50% for LIBOR-based loans and from 1.50% to 6.50% for Alternate Base Rate-based loans, depending upon the ratings of S&P and Moody’s for any class of our non-credit enhanced long term senior unsecured debt and the period of time that the loans are outstanding under the Bridge Facility.

The Bridge Facility will contain certain representations and warranties, certain affirmative covenants, certain negative covenants, certain financial covenants and events of default that are customarily required for similar financings. Such terms will be similar to those in the 2008 Credit Facility.

Five-Year Credit Agreement

On July 9, 2010, we entered into a commitment letter relating to a new credit agreement (the “2010 Credit Facility”) for which JPMorgan Chase Bank, N.A., Banc of America Securities LLC and SunTrust Robinson Humphrey, Inc. will serve as lead arrangers. Each of JPMorgan Chase Bank, N.A., Bank of America, N.A. and SunTrust Bank have agreed severally to provide $60,000,000 or 12% of the facility, whichever is less, and the lead arrangers are assembling a syndicate of financial institutions to provide the balance of the necessary commitments.

We expect the 2010 Credit Facility to provide for a $300 million five-year revolving credit facility and a $200 million term loan facility. The 2010 Credit Facility will be subject to various conditions, including the completion of the tender offer referred to herein, which shall occur simultaneously with the initial funding under the facility. Borrowings under the 2010 Credit Facility will be used for general corporate purposes, including payment of a portion of the purchase price in the Acquisition.

Under the 2010 Credit Facility, which will mature on July 27, 2015, $300 million will be available on a revolving basis until the maturity date and $200 million of term loans will be made on the date of the initial borrowing and will be repaid in quarterly installments of principal over the term of the 2010 Credit Facility. Following the initial funding under the 2010 Credit Facility, we will have the right to request up to an additional $150 million in revolving credit or term loans. None of the lenders would be required to provide such additional commitments.

All of our obligations under the 2010 Credit Facility will be unconditionally guaranteed by each of our existing and subsequently acquired or organized domestic subsidiary of Ralcorp that is required to guarantee our obligations under the 2008 Credit Facility. The 2010 Credit Facility will be secured by the same collateral which secures the 2008 Credit Facility.

We anticipate that borrowings under the 2010 Credit Facility will bear interest at LIBOR or, at our option, an Alternate Base Rate, plus a margin, ranging from 2.00% to 2.75% for LIBOR-based loans and from 1.00% to 1.75% for Alternate Base Rate-based loans, depending upon our leverage ratio.

The 2010 Credit Facility will contain certain representations and warranties, certain affirmative covenants, certain negative covenants, certain financial covenants and events of default that are customarily required for similar financings. We anticipate that such terms will be similar to those in the 2008 Credit Facility.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $448 million after discounts and commissions and estimated expenses related to this offering. If the Acquisition is consummated, the net proceeds will be used to pay a portion of the purchase price of the shares of AIPC to be acquired in the Acquisition described under “The Acquisition” and related transaction costs. Pending such use, the proceeds may be invested temporarily in short-term, interest-bearing, investment-grade securities or similar assets.

We expect to provide the remaining funds required for completion of the Acquisition from cash on hand and from borrowings under the 2008 Credit Facility, the 2010 Credit Facility or our $75 million accounts receivable securitization program.

In the event that the Merger Agreement is terminated or the Merger is not completed on or before October 15, 2010, the 2020 notes will be subject to a special mandatory redemption but the 2039 notes will not be subject to a special mandatory redemption. See “Description of the Notes—Special Mandatory Redemption.” If the net proceeds from the sale of the 2039 notes are not used to finance the Acquisition, they will be available for general corporate purposes.

CAPITALIZATION

The following table sets forth, as of March 31, 2010, our cash and cash equivalents and our consolidated capitalization on an actual basis and on a pro forma basis giving effect to the Transactions, including this offering. The table below is derived from our unaudited consolidated financial statements incorporated by reference herein and our pro forma financial data contained in “Unaudited Pro Forma Condensed Combined Financial Information.”

	March 31, 2010
(in millions)	Actual	Pro Forma

Cash and cash equivalents	$163.1	$35.7

Debt:
4.950% Notes due 2020	$—	$300.0
6.625% Notes due 2039	300.0	450.0
2008 Credit Facility	—	155.2
2010 Credit Facility	—	500.0
Fixed Rate Senior Notes, Series B due 2010	29.0	29.0
Fixed Rate Senior Notes, Series C due 2013	50.0	50.0
Fixed Rate Senior Notes, Series D due 2013	42.9	42.9
Fixed Rate Senior Notes, Series E due 2015	100.0	100.0
Fixed Rate Senior Notes, Series F due 2012	75.0	75.0
Fixed Rate Senior Notes, Series I-1 due 2019	75.0	75.0
Fixed Rate Senior Notes, Series I-2 due 2019	25.0	25.0
Fixed Rate Senior Notes, Series J due 2022	100.0	100.0
7.29% Senior Notes due 2018	577.5	577.5
7.39% Senior Notes due 2020	67.0	67.0
Floating Rate Notes due 2018	20.0	20.0
7.45% Private Placement 2009A	50.0	50.0
7.60% Private Placement 2009B	50.0	50.0
Other	.2	.2

Total debt	1,561.6	2,666.8

Stockholders’ equity:
Common stock	.6	.6
Additional paid-in capital	1,936.4	1,936.4
Common stock in treasury, at cost	(350.3)	(350.3)
Retained earnings	1,173.2	1,156.3
Accumulated other comprehensive income	(26.5)	(26.5)

Total shareholders’ equity	2,733.4	2,716.5

Total capitalization	$4,295.0	$5,383.3

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

Six Months
	Ended	Twelve Months Ended
	March 31,	September 30,
	2010	2009	2008	2007	2006	2005

Ratio of earnings to fixed charges	4.1x	5.1x	5.0x	1.6x	3.7x	5.9x

For the purposes of calculating the ratio of earnings to fixed charges, earnings consist principally of income from continuing operations before income taxes, plus fixed charges. Fixed charges include interest expense, capitalized interest and implied interest included in operating leases.

UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based upon the historical consolidated financial information of Ralcorp and AIPC and has been prepared to reflect the acquisition of AIPC based on the purchase method of accounting. The unaudited pro forma condensed combined balance sheet as of March 31, 2010 is presented as if the Merger and related Transactions had occurred on that date. The unaudited pro forma condensed combined statements of earnings for the year ended September 30, 2009 and for the six months ended March 31, 2010 are presented as if the Merger and related Transactions had occurred on October 1, 2008. The historical consolidated financial information has been adjusted to give pro forma effect to proposed events that are directly attributable to the Transactions and factually supportable. Certain amounts in the historical consolidated AIPC financial information have been reclassified to conform to Ralcorp’s financial statement presentation.

The unaudited pro forma condensed combined financial statements should be read in conjunction with Ralcorp’s historical audited financial statements and the unaudited interim financial information which are incorporated herein as provided under “Where You Can Find More Information; Incorporation by Reference” and in conjunction with AIPC’s historical audited financial statements included in AIPC’s annual report on Form 10-K for the fiscal year ended October 2, 2009, and its unaudited interim financial information included in its quarterly report on Form 10-Q for the quarter ended April 2, 2010, as filed with the SEC.

For purposes of this unaudited pro forma condensed combined financial information, Ralcorp has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various estimates of their fair value. The purchase consideration, including certain acquisition and closing costs, will be allocated among the relative fair values of the assets acquired and liabilities assumed based on their estimated fair values as of the date of the acquisition. This allocation is dependent upon certain valuations and other analyses which cannot be completed prior to the completion of the transaction and are required to make a definitive allocation. The final allocations may differ materially from the preliminary allocations used in these unaudited pro forma condensed combined financial statements and such differences may result in material changes in the pro forma information contained herein.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of the consolidated financial position at any future date or consolidated results of operations in future periods or the results that actually would have been realized had Ralcorp and AIPC been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available as of the date of this prospectus.

Based on Ralcorp’s review of the summary of significant accounting policies disclosed in AIPC’s financial statements, the nature and amount of any adjustments to the historical financial statements of AIPC to conform its accounting policies to those of Ralcorp are not expected to be significant. Upon consummation of the Merger, further review of AIPC’s accounting policies and financial statements may result in required revisions to AIPC’s policies and classifications to conform to Ralcorp’s.

The unaudited pro forma condensed combined financial information does not give effect to any potential cost savings or other operating efficiencies that could result from the Acquisition. The unaudited pro forma condensed combined financial information also does not give effect to other acquisitions completed by Ralcorp after March 31, 2010, including J.T. Bakeries Inc., North American Baking Ltd., and Sepp’s Gourmet Foods Ltd., with total combined acquisition costs of less than $150 million, total combined annual net sales of approximately $125 million, and total combined annual net earnings of less than $10 million. These acquisitions were funded with available cash on hand at March 31, 2010, as well as borrowings under Ralcorp’s 2008 Credit Facility.

Unaudited Pro Forma Condensed Combined Balance Sheet

	As of March 31, 2010
			Pro Forma		Pro Forma
(in millions)	Ralcorp	AIPC (a)	Adjustments		Combined

Assets
Current Assets
Cash and cash equivalents	$163.1	$35.7	$(163.1	)(c)	$35.7
Marketable securities	10.0	—	—		10.0
Investment in Ralcorp Receivables Corporation	125.3	—	—		125.3
Receivables, net	148.9	49.7	—		198.6
Inventories	345.8	41.4	5.0	(d)	392.2
Deferred income taxes	8.9	11.1	—		20.0
Prepaid expenses and other current assets	16.2	8.1	.7	(e)	25.0

Total Current Assets	818.2	146.0	(157.4)		806.8
Property, Net	911.6	280.9	28.0	(f)	1,220.5
Goodwill	2,367.8	—	658.8	(b)	3,026.6
Other Intangible Assets, Net	1,155.0	78.1	282.0	(g)	1,515.1
Other Assets	28.2	2.6	5.2	(e)	36.0

Total Assets	$5,280.8	$507.6	$816.6		$6,605.0

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts and notes payable	$200.5	$18.7	$22.8	(h)	$242.0
Other current liabilities	179.6	67.0	(45.0	)(c)	201.6

Total Current Liabilities	380.1	85.7	(22.2)		443.6
Long-term Debt	1,521.7	—	1,105.2	(c)	2,626.9
Deferred Income Taxes	445.9	55.6	113.4	(i)	614.9
Other Liabilities	199.7	3.4	—		203.1

Total Liabilities	2,547.4	144.7	1,196.4		3,888.5

Shareholders’ Equity
Common stock	.6	—	—	(j)	.6
Additional paid-in capital	1,936.4	292.8	(292.8	)(j)	1,936.4
Common stock in treasury, at cost	(350.3)	(54.5)	54.5	(j)	(350.3)
Retained earnings	1,173.2	111.7	(128.6	)(j)	1,156.3
Accumulated other comprehensive income	(26.5)	12.9	(12.9	)(j)	(26.5)

Total Shareholders’ Equity	2,733.4	362.9	(379.8)		2,716.5

Total Liabilities and Shareholders’ Equity	$5,280.8	$507.6	$816.6		$6,605.0

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Statements of Earnings

	For the Year Ended September 30, 2009
			Pro Forma		Pro Forma
(in millions, except per share data)	Ralcorp	AIPC (a)	Adjustments		Combined

Net Sales	$3,891.9	$628.1	$—		$4,520.0
Cost of products sold	(2,834.1)	(451.5)	(7.8	)(k)	(3,293.4)

Gross Profit	1,057.8	176.6	(7.8)		1,226.6
Selling, general and administrative expenses	(609.0)	(63.2)	(18.8	)(g)	(691.0)
Interest expense, net	(99.0)	(16.5)	(44.9	)(l)	(160.4)
Gain on forward sale contracts	17.6	—	—		17.6
Gain on sale of securities	70.6	—	—		70.6
Other expense, net	(.5)	—	—		(.5)

Earnings before Income Taxes and Equity Earnings	437.5	96.9	(71.5)		462.9
Income taxes	(156.9)	(8.6)	25.7	(i)	(139.8)

Earnings before Equity Earnings	280.6	88.3	(45.8)		323.1
Equity in earnings of Vail Resorts, Inc., net of related deferred income taxes	9.8	—	—		9.8

Net Earnings	$290.4	$88.3	$(45.8)		$332.9

	For the Six Months Ended March 31, 2010
			Pro Forma		Pro Forma
(in millions, except per share data)	Ralcorp	AIPC (a)	Adjustments		Combined

Net Sales	$1,956.9	$294.9	$—		$2,251.8
Cost of products sold	(1,417.7)	(191.6)	(1.4	)(k)	(1,610.7)

Gross Profit	539.2	103.3	(1.4)		641.1
Selling, general and administrative expenses	(288.1)	(32.4)	(9.4	)(g)	(329.9)
Interest expense, net	(50.4)	(3.1)	(22.5	)(l)	(76.0)
Goodwill impairment loss	(20.5)	—	—		(20.5)
Other income (expense), net	(.8)	.3	—		(.5)

Earnings before Income Taxes	179.4	68.1	(33.3)		214.2
Income taxes	(65.5)	(24.2)	12.0	(i)	(77.7)

Net Earnings	$113.9	$43.9	$(21.3)		$136.5

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
(dollars in millions, except per share data)

(a)	Certain reclassifications have been made to the historical presentation of AIPC to conform to the presentation used in the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of earnings. AIPC’s fiscal calendar is slightly different from Ralcorp’s, so AIPC’s financial information as of and for the six months ended April 2, 2010 has been used to correspond with Ralcorp’s financial information as of and for the six months ended March 31, 2010 and AIPC’s financial information for the year ended October 2, 2009 has been used to correspond with Ralcorp’s financial information as of and for the year ended September 30, 2009.

(b)	The preliminary total cost of the AIPC acquisition has been calculated as follows:

AIPC common stock and stock awards outstanding at April 2, 2010:

Common stock		21,749,030
Stock options		303,232
Stock appreciation rights		1,358,516
Nonvested share liability awards		20,095
Nonvested share equity awards		232,240

		23,663,113
Offer price per share	x	$53.00

		$1,254.1
Less: Exercise price of stock options and stock appreciation rights		(30.8)

Total consideration		$1,223.3

The table below represents a preliminary allocation of the total cost of the acquisition to AIPC’s tangible and intangible assets and liabilities based on management’s preliminary estimate of their respective fair value as of the date of the business combination:

Historical net book value of AIPC (j)	$362.9
Preliminary valuation adjustment to inventories (d)	5.0
Preliminary valuation adjustment to property (f)	28.0
Preliminary valuation adjustment to identifiable intangible assets (g)	282.0
Deferred tax impact of preliminary valuation adjustments (i)	(113.4)
Residual goodwill created from the business combination	658.8

Total acquisition cost allocated	$1,223.3

This allocation is dependent upon certain valuations and other analyses which cannot be completed prior to the completion of the transaction and are required to make a definitive allocation. Any changes to the initial estimates of the fair value of the identifiable assets and liabilities of AIPC, including any deferred tax impacts, will result in an offsetting change in residual goodwill.

(c)	For the purposes of preparing the unaudited pro forma condensed combined financial information, it has been assumed that Ralcorp will utilize all of its available cash to fund a portion of the Acquisition. For the remainder, including the repayment of $45.0 of current maturities of long-term debt in AIPC’s “Other current liabilities” as of April 2, 2010, it has been assumed that Ralcorp will incur additional long-term indebtedness totaling approximately $1,105.2. The terms of the specific debt issuances are expected to include $200.0 of 30-year notes, $250.0 of 10-year notes and borrowings of $500.0 under the 2010 Credit Facility, with the remainder funded by borrowings under our 2008 Credit Facility or our $75.0 accounts receivable securitization program.

(d)	AIPC’s historical inventory values have been adjusted to estimated fair value as discussed in note (b) above.

(e)	Debt issuance costs related to the notes and bank loan discussed in note (c) above are estimated to total approximately $5.9, which will be capitalized and amortized over the respective financing terms. On the unaudited pro forma condensed combined balance sheet, the amount of debt issuance costs to be amortized within one year (based on an estimated weighted average amortization period of approximately 12 years) has been reflected as an increase in prepaid expenses and other current assets, while the remainder has been reflected as an increase in other assets.

(f)	For purposes of the preliminary allocation discussed in note (b) above, Ralcorp estimated a fair value adjustment for AIPC’s property based on a preliminary assessment of the assets and valuation studies from other recent Ralcorp acquisitions.

(g)	For purposes of the preliminary allocation discussed in note (b) above, Ralcorp estimated the fair value of AIPC’s identifiable intangible assets at $360.1, including approximately $78.1 of brand intangibles recorded in AIPC’s historical financial statements and approximately $282.0 of customer relationships and other intangibles recorded as a pro forma adjustment. For the purposes of determining additional amortization to be recorded in selling, general and administrative expenses in the unaudited pro forma condensed combined statements of earnings, the incremental amount of intangible assets has been assumed to have a weighted average remaining useful life of approximately 15 years.

(h)	The estimated total acquisition-related costs to be incurred have been reflected as an increase in accounts payable in the unaudited pro forma condensed combined balance sheet. These costs include the debt issuance costs capitalized as discussed in note (e) above, along with acquisition-related costs which are expensed as incurred (see note (j) below), including investment banking fees, legal fees, filing fees and other costs directly related to the business combination.

(i)	Income tax impacts as a result of purchase accounting and other pro forma adjustments have been estimated at Ralcorp’s incremental effective income tax rate for the periods presented (approximately 36%), which reflects Ralcorp’s best estimate of its statutory income tax rates for all tax jurisdictions.

(j)	AIPC’s historical equity accounts (the total of which is equal to its book value) will be eliminated upon completion of the Merger. In addition, retained earnings has been reduced to reflect certain acquisition-related expenses as described in note (h) above.

(k)	For purposes of determining additional depreciation expense to be recorded in cost of products sold in the unaudited pro forma condensed combined statements of earnings, the fair value adjustment to property has been assumed to have an estimated weighted average remaining useful life of 10 years. In addition to the incremental depreciation expense, cost of products sold in the unaudited pro forma condensed combined statement of earnings for the year ended September 30, 2009 includes the impact of the inventory valuation adjustment described in note (d) above.

(l)	As discussed in note (c) above, it is assumed that Ralcorp will incur additional long-term indebtedness totaling approximately $1,105.2. For the purposes of preparing the unaudited pro forma condensed combined statements of earnings, an estimated weighted average interest rate of 4.0% has been assumed. An increase in the assumed interest rate of 250 basis points would increase annual interest expense by an additional $2.8. In addition to incremental interest expense based on the assumed interest rate, the pro forma adjustment to interest expense includes the amortization of the debt issuance costs described in note (e) above.

DESCRIPTION OF THE NOTES

We will issue (i) $300 million aggregate principal amount of 4.950% notes due 2020 (the “2020 notes”) and (ii) $150 million aggregate principal amount of 6.625% notes due 2039 (the “2039 notes” and, together with the 2020 notes, the “notes”) pursuant to an indenture (such indenture, as supplemented from time to time, the “Indenture”) dated as of August 14, 2009, among us, the Subsidiary Guarantors (as defined below) and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”). Except as set forth herein, the terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

We previously issued $300 million in aggregate principal amount of our 6.625% notes due 2039 under the Indenture (the “existing 2039 notes”). The 2039 notes offered hereby will constitute “Additional Notes” as such term is defined in the Indenture and will be treated as a single series with the existing 2039 notes for all purposes of the Indenture. The 2020 notes will be a separate series of debt securities under the Indenture. The 2020 notes will be issued under a new second supplemental indenture governing the 2020 notes, and the 2039 notes will be issued under the first supplemental indenture dated as of August 14, 2009.

Certain terms used in this description are defined under the subheading “—Certain Definitions.” In this description, the words “Company,” “we,” “us” and “our” refer only to Ralcorp Holdings, Inc. and not to any of its subsidiaries, and the term “Subsidiary Guarantor” refers only to such Subsidiary Guarantor and not any of its subsidiaries.

The following description is only a summary of the material provisions of the Indenture. We urge you to read the Indenture because it, not this description, defines your rights as holders of the notes. Whenever there is a reference to defined terms of the Indenture, the defined terms are incorporated by reference, and the statement is qualified in its entirety by that reference. A copy of the Indenture can be obtained by following the instructions under the heading “Where You Can Find More Information; Incorporation by Reference.”

Brief Description of the Notes

The notes are being issued in connection with the Company’s proposed acquisition of AIPC, by merger of Excelsior and AIPC, with AIPC as the surviving company. See “The Acquisition.”

The notes:

•	will be senior obligations of the Company;

•	will be guaranteed on a senior basis by each Subsidiary Guarantor;

•	will rank pari passu in right of payment with all existing and future senior indebtedness (including the Credit Facilities, as defined below) of the Company and the Subsidiary Guarantors;

•	will be secured by a pledge of 65% of the capital stock of certain of our material foreign subsidiaries on an equal and ratable basis with our Credit Facilities and other outstanding indebtedness to the extent that our Credit Facilities remain so secured;

•	will rank senior in right of payment to any future subordinated indebtedness of the Company;

•	will be effectively subordinated to any existing and future indebtedness of the Company and the Subsidiary Guarantors that is secured by collateral other than the stock pledge; and

•	will be structurally subordinated to any existing and future indebtedness of our subsidiaries that are not Subsidiary Guarantors.

Principal, Maturity and Interest

The Company will issue the 2020 notes in an aggregate principal amount of $300 million. The 2020 notes will mature on August 15, 2020.

The Company will issue the 2039 notes in an aggregate principal amount of $150 million. The 2039 notes will mature on August 15, 2039.

The notes will be issued only in fully registered form, without coupons, and will be denominated in U.S. dollars only in denominations of U.S. $2,000 and any higher integral multiple of $1,000. The notes will be guaranteed as to the payment of principal (and premium, if any) and interest (including additional interest, if any) by the Subsidiary Guarantors. The notes and the related guarantees will constitute senior indebtedness and will rank equally with all other senior indebtedness of the Company and the applicable Subsidiary Guarantors from time to time outstanding and will be secured by a pledge of 65% of the capital stock of certain of our material foreign subsidiaries as described below.

The Indenture does not limit the amount of indebtedness which we or our subsidiaries may incur. Subject to the limits set forth in the Indenture, we, our Subsidiary Guarantors and our other subsidiaries may incur additional secured debt without securing the notes equally and ratably. We may issue additional debt securities under the Indenture up to the aggregate principal amount authorized by our board of directors from time to time. In addition, we may from time to time, without giving notice to or seeking the consent of the holders of the notes, issue debt securities having the same ranking and the same interest rate, maturity and other terms as the notes of either series other than issue date and issue price. Any additional debt securities having such similar terms to either series of the notes, together with the notes of such series, will constitute a single series of securities under the Indenture.

The notes will not be listed on any securities exchange or quoted on any automated quotation system.

Interest on the 2020 notes will accrue at the rate of 4.950% per annum. Interest on the 2020 notes will be payable semiannually in arrears on February 15 and August 15, commencing February 15, 2011. Interest on the 2039 notes will accrue at the rate of 6.625% per annum. Interest on the 2039 notes will be payable semi-annually in arrears on February 15 and August 15, commencing August 15, 2010. We will make each interest payment to the holders of record of the notes on the immediately preceding February 1 or August 1. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date in the case of the 2020 notes and from and including February 15, 2010 in the case of the 2039 notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Payments in respect of the notes will be made in U.S. dollars at the office or agency we may designate from time to time, except that, at our option, interest payments on the notes may be made by checks mailed to the holders of the notes entitled to payments at their registered addresses or, in the case of holders of $1 million or more in aggregate principal amount of the notes, by wire transfer to an account designated by the registered holder; and payment of any installment of interest on the notes in registered form will be made to the person in whose name such note is registered at the close of business on the regular record date for such interest.

Guarantees

The Subsidiary Guarantors will jointly and severally guarantee, on a senior basis, our obligations under the notes. The obligations of each Subsidiary Guarantor under its guarantee will be limited to an amount designed to prevent that guarantee from constituting a fraudulent conveyance under applicable law; provided, however, there is some doubt as to whether this limitation will be effective to avoid such guarantee from constituting a fraudulent conveyance. If such a guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its guarantee could be reduced to zero. See “Risk Factors—Fraudulent conveyance laws may void the guarantees of the notes or subordinate the guarantees.”

Any Subsidiary Guarantor which makes payment under its guarantee shall have the right to seek contribution from any non-paying Subsidiary Guarantors so long as the exercise of such right does not impair the rights of the holders of the notes.

The guarantee of a Subsidiary Guarantor will be released:

(1)	if the Subsidiary Guarantor’s guarantee of the Company’s obligations under the Credit Facilities and all other indebtedness for borrowed money is released or discharged, other than by release or discharge as a result of payment under such guarantee; or

(2)	if we exercise our legal defeasance option as described under “—Defeasance; Satisfaction and Discharge” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture.

Collateral

The notes will be secured by a pledge of 65% of the capital stock of certain of our material foreign subsidiaries on an equal and ratable basis with our Credit Facilities and other outstanding notes to the extent that our Credit Facilities remain so secured.

Such pledge may be released in whole:

(1)	to the extent the capital stock subject to such pledge is sold, conveyed or disposed of in compliance with the Indenture;

(2)	if such pledge is terminated in accordance with the provisions of the applicable security agreement, including upon repayment of our other debt secured thereby and any related release of liens previously granted pursuant to negative pledge covenants; or

(3)	if we exercise our legal defeasance option as described under “—Defeasance; Satisfaction and Discharge” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture, in either case.

Upon compliance by the Company with the conditions precedent described above, and deliver to the collateral agent of an Officers’ Certificate certifying that all conditions precedent have been met, the collateral agent shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of the pledge.

Ranking

The notes will be general recourse obligations of the Company. The notes will rank senior in right of payment to all existing and future indebtedness of the Company that is, by its terms, expressly subordinated in right of payment to the notes and will rank pari passu in right of payment with all existing and future indebtedness of the Company that is not so subordinated, effectively senior to all unsecured indebtedness to the extent of the value of the collateral securing the notes and effectively junior to any obligations of the Company that are secured by assets that are not part of the collateral securing the notes, to the extent of the value of the assets securing such obligations. The guarantees of the notes will be general recourse obligations of the Subsidiary Guarantors. The guarantees will rank senior in right of payment to all existing and future indebtedness of the Subsidiary Guarantors that is, by its terms, expressly subordinated in right of payment to such guarantees and will rank pari passu in right of payment with all existing and future indebtedness of the Subsidiary Guarantors that is not so subordinated, effectively senior to all unsecured indebtedness of the Subsidiary Guarantors to the extent of the value of the pledged shares securing such guarantees and effectively junior to any obligations of any Subsidiary Guarantor that are secured by assets that are not part of the pledged shares securing such guarantees, to the extent of the value of the assets securing such obligations. In addition, the Indenture will permit the Company and the Subsidiary Guarantors to grant certain “Mortgages,” some of which may have priority claims over the collateral securing the notes.

As of March 31, 2010, after giving pro forma effect to the Transactions, we and the Subsidiary Guarantors had approximately $2,666.8 million of outstanding indebtedness, none of which was secured by collateral other than the stock pledge and our non-guarantor subsidiaries had no outstanding indebtedness. See “Risk factors—Our substantial indebtedness could adversely affect our operations and financial condition.”

Special Mandatory Redemption

The Company expects to use all of the net proceeds from this offering in connection with the Acquisition, as described under the heading “Use of Proceeds.” The closing of this offering may occur in advance of the date of completion of the Merger. The 2020 notes will be subject to a special mandatory redemption in the event the Merger Agreement governing the Merger is terminated or the Merger is not consummated by October 15, 2010. In that event, the 2020 notes will be redeemed at a special mandatory redemption price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date.

If such a redemption event occurs, we are required to give written notice to the Trustee, not later than 2 p.m. on the immediately following business day, that the 2020 notes shall be redeemed. Not later than the fifth business day following receipt of such notice, we, or the Trustee on our behalf, will mail notice of redemption to the registered holders of the 2020 notes, specifying the redemption date, which shall be the fifth business day following mailing of the notice. We will be obligated to pay the redemption price in accordance with the rules of the Depository for the 2020 notes on the redemption date.

Optional Redemption

The notes may be redeemed, at our option, at any time in whole or from time to time in part. The redemption price for the notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

•	100% of the principal amount of the notes being redeemed on the redemption date; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis at the applicable Treasury Rate (as defined below), as determined by the applicable Reference Treasury Dealer (as defined below), plus (i) with respect to any of the 2020 notes, 30 basis points and (ii) with respect to any of the 2039 notes, 35 basis points;

plus, in each case, accrued and unpaid interest on the notes to the redemption date. Notwithstanding the foregoing, installments of interest on the notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the Indenture.

We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed. Once notice of redemption is mailed, the notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date.

On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent or the Trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes of a series are to be redeemed, the notes of such series to be redeemed shall be selected by the Trustee by a method the Trustee deems to be fair and appropriate.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Quotation Agent obtains fewer than four such Reference

Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Quotation Agent” means one of the Reference Treasury Dealers selected by us.

“Reference Treasury Dealer” means (i) with respect to any of the 2020 notes, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and a Primary Treasury Dealer (defined herein) selected by Wells Fargo Securities, LLC (or their respective affiliates which are Primary Treasury Dealers), and their successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer; and any other Primary Treasury Dealer(s) selected by us and (ii) with respect to any of the 2039 notes, J.P. Morgan Securities Inc. and Banc of America Securities LLC (or their respective affiliates which are Primary Treasury Dealers), and their successors; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we will substitute therefor another Primary Treasury Dealer; and any other Primary Treasury Dealer(s) selected by us.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Mandatory Redemption; Offer to Purchase; Open Market Purchases

Except as described above under “Special Mandatory Redemption” as it relates to the 2020 notes and below under “Change of Control Triggering Event” as it relates to all the notes, we are not required to make redemption or sinking fund payments with respect to the notes or to repurchase the notes prior to their maturity. We may at any time and from time to time purchase notes in the open market or otherwise.

Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event with respect to a series of notes, unless we have exercised our right to redeem such series of notes as described under “—Optional Redemption,” the Indenture provides that each holder of notes will have the right to require us to purchase all or a portion of such holder’s notes of such series pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of holders of such notes on the relevant record date to receive interest due on the relevant interest payment date.

Unless we have exercised our right to redeem the applicable notes, within 30 days following the date upon which the Change of Control Triggering Event occurred or, at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to send, by first class mail, a notice to each holder of the applicable notes, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of the applicable notes electing to have such notes purchased pursuant to a Change of Control Offer will be required to surrender such notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such note completed, to the paying agent at the address specified in the notice, or transfer such notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

“Change of Control” means the occurrence of any one of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of us and our Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to us or one of our Subsidiaries;

(2)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock, measured by voting power rather than number of shares;

(3)	we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of us or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person immediately after giving effect to such transaction;

(4)	the first day on which the majority of the members of our board of directors cease to be Continuing Directors; or

(5)	the approval of a plan relating to our liquidation or dissolution by our stockholders.

Notwithstanding the foregoing, a transaction (or series of related transactions) will not be deemed to involve a Change of Control under clauses (1) or (2) above if we become a direct or indirect wholly-owned subsidiary of a holding company and (a) the direct or indirect holders of a majority of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of a majority of our Voting Stock immediately prior to that transaction or (b) the shares of our Voting Stock outstanding immediately prior to such transaction are converted into or exchanged for a majority of the Voting Stock of such holding company immediately after giving effect to such transaction.

“Change of Control Triggering Event” means the following:

(1)	with respect to the 2020 notes, the rating on the 2020 notes is lowered by any two of the three 2020 Notes Rating Agencies and the 2020 notes are rated below an Investment Grade Rating by any two of the three 2020 Notes Rating Agencies, in each case, on any date during the period (the “Trigger Period”) commencing 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the 2020 Rating Agencies has publicly announced that it is considering a possible ratings change). If one of the 2020 Notes Rating Agencies (including any replacement rating agency) has ceased to provide a rating for the 2020 notes at the commencement of any Trigger Period, a Change of Control Triggering Event will mean the rating on the 2020 notes is lowered by one of the remaining 2020 Notes Rating Agency and the 2020 notes are rated below Investment Grade by such agency on any date during the Trigger Period. If any two of the three 2020 Notes Rating Agencies (including any replacement rating agency) have ceased to provide a rating for the 2020 notes, at the commencement of any Trigger Period, a Change of Control Triggering Event will be deemed to have occurred; or

(2)	with respect to the 2039 notes, the rating on the 2039 notes is lowered by both of the 2039 Notes Rating Agencies and the 2039 notes are rated below an Investment Grade Rating by each of the 2039 Notes Rating Agencies, in each case, on any date during the period (the “Trigger Period”) commencing 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the 2039 Notes Rating Agencies has publicly announced that it is considering a possible ratings change). If one of the 2039 Notes Rating Agencies (including any replacement rating agency) has ceased to provide a rating for the 2039 notes at the commencement of any Trigger Period, a Change of Control Triggering Event will mean the rating on the 2039 notes is lowered by the remaining 2039 Notes Rating Agency and the 2039 notes are rated below Investment Grade by such agency on any date during the Trigger Period. If both of the 2039 Notes Rating Agencies (including any replacement rating agency) have ceased to provide a rating for the 2039 notes, at the commencement of any Trigger Period, a Change of Control Triggering Event will be deemed to have occurred.

Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Continuing Director” means, as of any date of determination, any member of our board of directors who:

(1)	was a member of our board of directors on the date of the Indenture; or

(2)	was nominated for election or elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment (or such lesser number comprising a majority of a nominating committee if authority for such nomination, election or appointment has been delegated to a nominating committee whose authority and composition have been approved by at least a majority of the directors who were Continuing Directors at the time such committee was formed), whether by specific vote or by approval of the proxy statement in which such individual is named as a nominee or otherwise.

Holders would not be entitled to require us to purchase the notes in certain circumstances involving a significant change in the composition of our board of directors, including in connection with a proxy contest where our board of directors does not approve a dissident slate of directors but approves them as Continuing Directors, even if our board of directors initially opposed the directors.

“2020 Notes Rating Agency” means each of Moody’s, S&P and Fitch; provided, however, that if any of Moody’s, S&P or Fitch ceases to provide rating services to issuers or investors, we may appoint a replacement for such Rating Agency that is reasonably acceptable to the Trustee under the Indenture.

“2039 Notes Rating Agency” means each of Moody’s and S&P; provided, however, that if any of Moody’s or S&P ceases to provide rating services to issuers or investors, we may appoint a replacement for such Rating Agency that is reasonably acceptable to the Trustee under the Indenture, provided that Fitch shall be deemed to be reasonably acceptable.

“Fitch” means Fitch Ratings, a member of the Fitch Group, which is a majority-owned subsidiary of Fimalac, S.A., or its successors.

“Investment Grade” means (i) with respect to the 2020 notes, a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P); a rating of BBB- or better by Fitch (or its equivalent under any successor rating category of Fitch); or, if applicable, the equivalent investment grade rating by any replacement Rating Agency and (ii) with respect to the 2039 notes, a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P); or, if applicable, the equivalent investment grade rating by any replacement Rating Agency.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, or its successors.

“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business, or its successors.

“Voting Stock” of any specified person as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The phrase “all or substantially all,” as used with respect to the assets of the Company in the definition of “Change of Control,” is subject to interpretation under applicable state law, and its applicability in a given instance would depend upon the facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of “all or substantially all” the assets of the Company has occurred in a particular instance, in which case a holder’s ability to obtain the benefit of these provisions could be unclear.

Registration, Transfer and Exchange

The notes will be transferable or exchangeable at the agency maintained for such purpose that we designate from time to time. The notes may be transferred or exchanged generally without service charge, other than any tax or other governmental charge imposed in connection with such transfer or exchange. The Trustee will be appointed as security registrar with respect to the notes.

We will not be required (i) to register, transfer or exchange any notes during a period beginning at the opening of business 15 days before the day of the transmission of a notice of redemption of such debt securities to be redeemed and ending at the close of business on the day of such transmission, or (ii) to register, transfer or exchange any debt security to be redeemed in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Certain Covenants

The Indenture contains certain covenants including, the following:

Restrictions on Secured Debt

If we or any Restricted Subsidiary (as defined below) shall after the date of the Indenture incur, issue, assume or guarantee any loans, whether or not evidenced by negotiable instruments or securities, or any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed (hereinafter, “Debt”) secured by pledge of, or mortgage or lien on, any Principal Property (as defined below) of ours or any Restricted Subsidiary, or on any shares of Capital Stock (as defined below) of or Debt of any Restricted Subsidiary (mortgages, pledges and liens being hereinafter called “Mortgages”), we will secure or cause such Restricted Subsidiary to secure the notes (and any other debt securities issued under the Indenture to the extent the terms thereof so provide) equally and ratably with (or, at our option, prior to) such secured Debt, so long as such secured Debt shall be so secured, unless the aggregate amount of all such secured Debt would not exceed 15% of Consolidated Net Assets (as defined below).

The above restrictions will not apply to, and there will be excluded from secured Debt in any computation under such restrictions, Debt secured by:

(1)	Mortgages on property of, or on any shares of Capital Stock of or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary;

(2)	Mortgages in favor of us or any Restricted Subsidiary;

(3)	Mortgages on property, shares of Capital Stock or Debt existing at the time of acquisition thereof (including acquisition through merger, consolidation, purchase, lease or some other method) or to secure the payment of all or any part of the purchase price thereof or cost of construction, development, refurbishment, or improvement thereon or to secure any Debt incurred prior to, at the time of, or within 360 days after the later of the acquisition of such property, shares of Capital Stock or Debt or the completion, development, refurbishment or improvement of construction for the purpose of financing all or any part of the purchase price thereof or construction, development, refurbishment or improvement thereon;

(4)	Mortgages securing obligations issued by a state, territory or possession of the United States, any political subdivision of any of the foregoing, or the District of Columbia, or any instrumentality of any of the foregoing to finance the acquisition or construction of property, and on which the interest is not, in the opinion of tax counsel of recognized standing or in accordance with a ruling issued by the Internal Revenue Service, includible in gross income of the holder by reason of Section 103(a)(1) of the Internal Revenue Code (or any successor to such provision or any other similar statute of the United States) as in effect at the time of the issuance of such obligations;

(5)	Mortgages existing at the date of the Indenture securing Debt outstanding on the date of the Indenture (or Debt in respect of commitments outstanding on the date of the Indenture to the extent such commitments are under a secured Debt facility);

(6)	any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Mortgage referred to in the foregoing paragraphs (1) to (5), inclusive; provided, however, that such extension, renewal or replacement Mortgage shall be limited to all or part of the same property, shares of Capital Stock or Debt that secured the Mortgage extended, renewed or replaced (plus improvements on such property) and the principal amount of Debt secured by such Mortgage immediately prior to such extension, renewal or refunding is not increased (except any increase in an amount not to exceed the amount of any unfunded commitments on the date of the Indenture referred to in clause (5) in the case of an extension, renewal or replacement of Mortgages previously incurred as described in clause (5));

(7)	Mortgages in connection with legal proceedings with respect to any of our property, including any attachment or judgment lien;

(8)	Mortgages for taxes or assessment, landlords’ liens, mechanic’s liens or charges incidental to the conduct of business or ownership of property, not incurred by borrowing money or securing debt, or not overdue or liens we are contesting in good faith, or liens released by deposit or escrow;

(9)	Mortgages for penalties, assessments, clean-up costs or other governmental charges relating to environmental protection matters;

(10)	Mortgages (other than any lien imposed by ERISA) incurred or deposits made in the ordinary course of business (1) in connection with workers’ compensation, unemployment insurance, other types of social security or retirement benefits and insurance regulatory requirements or (2) to secure (or to obtain letters of credit that secure) the performance of tenders, statutory obligations, surety bonds, appeal bonds, bids, leases (other than capital leases), performance bonds, purchase, construction or sales contracts and other similar obligations provided that such liens, in the aggregate, do not detract in a material way from the value of the assets of the Company or its Subsidiaries or impact in a material way the use thereof in the operation of their business and are not incurred in connection with the borrowing of money; and

(11)	Mortgages on accounts receivable and related contract rights of us or any Subsidiary in favor of purchasers or providers of financing under certain financing programs.

In addition to the foregoing, we and the Subsidiary Guarantors will be required to equally and ratably secure the notes (and any other debt securities issued under the Indenture to the extent the terms thereof so provide) to the extent we secure our Credit Facilities with any existing or future assets, for so long as such Credit Facilities are secured (whether or not such security interests securing the Credit Facilities are permitted pursuant to the foregoing). This requirement shall only apply so long as the Credit Facilities are secured by liens. If all liens securing the Credit Facilities are released and not replaced, substantially concurrently, with new liens, then this restriction shall cease to apply and only the provisions described in the preceding paragraph shall apply.

Limitation on Sale and Lease-Back

We will not, nor will we permit any Restricted Subsidiary to, enter into any arrangement with any person providing for the leasing by us or any Restricted Subsidiary of any Principal Property of ours or any Restricted Subsidiary (whether such Principal Property is now owned or hereafter acquired) (except for temporary leases for a term of not more than three years and except for leases between us and a Restricted Subsidiary or between Restricted Subsidiaries), which Principal Property has been or is to be sold or transferred by us or such Restricted Subsidiary to such person (herein referred to as a “Sale and Lease-Back Transaction”), unless

(1)	we or such Restricted Subsidiary would be entitled, pursuant to the provisions of “—Restrictions on Secured Debt” above, to issue, assume or guarantee Debt secured by a mortgage upon such Principal Property at least equal in amount to the Attributable Debt in respect of such arrangement without equally and ratably securing the notes, provided, however, that from and after the date on which such arrangement becomes effective the Attributable Debt in respect of such arrangement shall be deemed for all purposes to be Debt subject to the provisions of “—Restrictions on Secured Debt”;

(2)	within a period of twelve months before and twelve months after the consummation of the Sale and Lease-Back Transaction, we or any Restricted Subsidiaries expends on the property an amount equal to:

•	the net proceeds of the sale of the real property leased pursuant to the arrangement and we designate this amount as a credit against the arrangement; or

•	part of the net proceeds of the sale of the real property leased pursuant to the arrangement and we designate this amount as a credit against the arrangement and apply an amount equal to the remainder due as described below; or

(3)	we shall apply an amount in cash equal to the Attributable Debt in respect of such arrangement to the retirement, within 120 days of the effective date of any such arrangement, of Debt of ours or any Restricted Subsidiary (other than Debt owned by us or any Restricted Subsidiary and other than Debt of ours or any Subsidiary Guarantor which is subordinated to the notes) which by its terms matures at or is extendible or renewable at the option of the obligor to a date more than twelve months after the date of the creation of such Debt.

Consolidation, Merger, Conveyance, Sale of Assets and Other Transfers

We may not consolidate with or merge with or into, whether or not we are the surviving corporation, or sell, assign, convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

•	the surviving corporation or other person is organized and existing under the laws of the United States or one of the 50 states, any U.S. territory or the District of Columbia, and assumes the obligation to pay the principal of, and premium, if any, and interest on all the notes (and any other debt securities issued under the Indenture to the extent the terms thereof so provide) and to perform or observe all covenants of the Indenture; and

•	immediately after the transaction, there is no event of default under the Indenture.

Upon the consolidation, merger or sale, the successor corporation formed by the consolidation, or into which we are merged or to which the sale is made, will succeed to and be substituted for us under the Indenture.

Except as otherwise specified in this “Description of the Notes,” the Indenture and the terms of the notes do not contain any covenants designed to afford holders of the notes protection in a highly leveraged or other transaction involving us, whether or not resulting in a change of control, which may adversely affect holders of the notes. The Indenture also will not contain any financial ratios or specified levels of net worth or liquidity to which we must adhere.

Subsidiary Guarantees

All of our existing and future Subsidiaries that are guarantors of our Credit Facilities or other indebtedness for borrowed money will be required to unconditionally guarantee payment of the notes (and any other debt securities issued under the Indenture to the extent the terms thereof so provide) for so long as they remain guarantors under any of our Credit Facilities or such other indebtedness.

Modification or Amendment

Supplemental Indentures with Consent. If we receive the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected, we may enter into supplemental indentures with the Trustee for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the holders of such debt securities under the Indenture.

However, unless we receive the consent of all of the affected holders, we may not enter into supplemental indentures that would, with respect to the debt securities of such holders:

•	conflict with the required provisions of the Trust Indenture Act;

•	except as specifically permitted by the terms of such series of debt securities (which for the avoidance of doubt is not permitted with respect to the notes):

•	change the stated maturity of the principal of, or any installment of interest on, any debt security,

•	reduce the principal amount on any debt security, interest on any debt security or any premium payable upon redemption; provided, however, that a requirement to offer to repurchase debt securities will not be deemed a redemption for this purpose,

•	change the currency or currencies in which the principal of, any premium or interest (including additional interest, if any) on such debt security is denominated or payable, or

•	impair the right to institute suit for the enforcement of any payment on or after the stated maturity date, or, in the case of redemption, on or after the redemption date;

•	reduce the percentage in principal amount of the debt securities of any series, the consent of whose holders is required for any supplemental indenture or the consent of whose holders is required for any waiver of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences provided in the Indenture; or

•	modify any provisions of the Indenture relating to waiver of past defaults with respect to that series, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holders of each debt security of each series affected thereby.

Supplemental Indentures Without Consent. Without the consent of any holders of the notes, we and the Trustee may enter into one or more supplemental indentures for certain purposes, including:

•	to evidence the succession of another corporation to our rights and covenants in the Indenture;

•	to add to our covenants for the benefit of holders of all or any series of debt securities, or to surrender any of our rights or powers conferred in the Indenture;

•	to add any additional events of default;

•	to add or change any provisions to permit or facilitate the issuance of debt securities of any series in uncertificated or bearer form;

•	to change or eliminate any provisions, when there are no outstanding debt securities of any series created before the execution of such supplemental indenture which is entitled to the benefit of the provisions being changed or eliminated;

•	to provide security for or guarantee of the debt securities;

•	to supplement any of the provisions to permit or facilitate the defeasance and discharge of any series of debt securities as long as such action does not adversely affect the interests of the holders of the debt securities;

•	to establish the form or terms of debt securities in accordance with the Indenture;

•	to provide for the acceptance of the appointment of a successor trustee for any series of debt securities or to provide for or facilitate the administration of the trusts under the Indenture by more than one trustee; or

•	to cure any ambiguity, to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision, to eliminate any conflict with the Trust Indenture Act or to make any other provisions with respect to matters or questions arising under the Indenture which are not inconsistent with any provision of the Indenture, as long as the additional provisions do not adversely affect the interests of the holders in any respect.

It is not necessary for holders of the debt securities to approve the particular form of any proposed supplemental indenture, but it is sufficient if the holders approve the substance thereof.

A supplemental indenture which changes or eliminates any covenant or other provision of the Indenture with respect to one or more particular series of debt securities, or which modifies the rights of the holders of debt securities of such series with respect to such covenant or other provision, will be deemed not to affect the rights under the Indenture of the holders of debt securities of any other series.

Events of Default

An event of default with respect to each series of the notes means:

•	default for 30 days in the payment of any interest on the notes of such series when due;

•	default in the payment of the principal of, or any premium on, the notes of such series when due or, in the case of the 2020 notes, failure to redeem any of the 2020 notes if and when required pursuant to any mandatory redemption provision;

•	default in the performance, or breach, of any covenant or warranty of ours or any Subsidiary Guarantor applicable to the notes of such series, any guarantee, any security agreement or the Indenture with respect to the notes of such series for 90 days after we receive notice from the Trustee or the holders of at least 25% in principal amount of the outstanding notes of such series specifying such default or breach and requiring it to be remedied;

•	certain events of bankruptcy, insolvency or receivership affecting us, any Subsidiary Guarantor or any Restricted Subsidiary; or

•	any Subsidiary Guarantor contests the validity or enforceability of its guarantee or any obligation under a guarantee shall not be (or is claimed by a Subsidiary Guarantor not to be) in full force and effect.

Within 90 days after a default in respect of the notes of a series, the Trustee must give to the holders of the notes of such series notice of all uncured and unwaived defaults by us known to it. However, except in the case of payment default, the Trustee may withhold such notice if it determines that such withholding is in the interest of the holders.

Except as provided below, if an event of default occurs and is continuing in respect of the notes of a series, the Trustee or the holders of at least 25% in principal amount of the outstanding notes of such series may declare the applicable principal amount of all of the notes of such series to be immediately due and payable. At any time after such a declaration of acceleration but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the notes of such series may, subject to specified conditions, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture.

If an event of default because of certain events of bankruptcy, insolvency or receivership as described above shall occur and be continuing, then the principal amount of all the notes outstanding shall be and become due and payable immediately, without notice or other action by any holder or the Trustee, to the full extent permitted by law.

The holders of a majority in principal amount of the outstanding notes of a series, on behalf of the holders of the notes of such series, may waive any past default and its consequences, except that they may not waive an uncured default in the payment of the principal of (or premium, if any) or interest (including additional interest, if any) on the notes or in respect of a covenant or provision in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding note affected as described in “—Modification or Amendment” above.

We must file annually with the Trustee a statement, signed by specified officers, stating whether or not such officers have knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status of each such default.

Subject to provisions in the Indenture relating to the Trustee’s duties in case of default, the Trustee is not required to take action at the request of any holders of the notes, unless such holders have offered to the Trustee reasonable security or indemnity.

Subject to indemnification requirements and other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding notes of a series may direct the time, method and place of conducting proceedings for remedies available to the Trustee, or exercising any trust or power conferred on the Trustee, in respect of the notes of such series.

Defeasance; Satisfaction and Discharge

Legal or Covenant Defeasance. The Indenture provides that we may be discharged from our obligations with respect to the notes of a series, as described below:

At our option, we may choose one of the following alternatives:

•	We may elect to be discharged from any and all of our obligations in respect of the notes of a series, except for, among other things, certain obligations to register the transfer or exchange of the notes of such series, to replace stolen, lost or mutilated notes of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by the Trustee for defeasance. We refer to this as “legal defeasance.”

•	Alternatively, we may decide not to comply with the covenants described under the heading “—Certain Covenants” (other than the covenant described under “—Consolidation, Merger, Conveyance, Sale of Assets and Other Transfers”). Any noncompliance with those covenants will not constitute a default or an event of default with respect to the notes of the applicable series. We refer to this as “covenant defeasance.”

In either case, we will be discharged from the applicable obligations if we deposit with the Trustee, in trust, sufficient money and/or U.S. Government Obligations (as defined below), in the opinion of a nationally recognized firm of independent public accountants, to pay principal, any premium and interest (including additional interest, if any) on the notes of a series on the maturity of those payments in accordance with the terms of the Indenture and the notes of such series. This discharge may occur only if, among other things, we have delivered to the Trustee an opinion of counsel or an Internal Revenue Service ruling which provides that the holders of the notes of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance.

Covenant Defeasance and Events of Default. In the event we exercise our option to effect covenant defeasance with respect to the notes of such series and the notes of such series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the notes of such series on the dates installments of interest or principal are due but may not be sufficient to pay amounts due on the notes of such series at the time of the acceleration resulting from the event of default. However, we will remain liable for those payments.

We may exercise our legal defeasance option even if we have already exercised our covenant defeasance option.

Notices to Registered Holders

Notices to registered holders of the notes will be sent by mail to the addresses of those holders as they appear in the security register.

Replacement of Securities

We will replace any mutilated note at the expense of the holder upon surrender of the mutilated debt security to the Trustee in the circumstances described in the Indenture. We will replace notes that are destroyed, stolen or lost at the expense of the holder upon delivery to the Trustee of evidence of the destruction, loss or theft of the notes satisfactory to us and to the Trustee in the circumstances described in the Indenture. In the case of a destroyed, lost or stolen note, an indemnity satisfactory to the Trustee and us may be required at the expense of the holder of the note before a replacement debt security will be issued.

Governing Law

The Indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

Deutsche Bank Trust Company Americas will act as trustee under the Indenture. Deutsche Bank Trust Company Americas is also a trustee for certain of our other debt instruments. From time to time, we may also enter into other banking or other relationships with Deutsche Bank or its affiliates.

If the Trustee under the Indenture is or becomes one of our creditors, the Indenture limits the right of the Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claims as security or otherwise. The Trustee will be permitted to engage in other transactions. However, if after a specified default has occurred and is continuing, if the Trustee acquires or has a conflicting interest, it must eliminate such conflict within 90 days or receive permission from the SEC to continue as a trustee or resign.

There may be more than one trustee under the Indenture, each with respect to one or more series of debt securities. Any trustee may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to such series.

If two or more persons are acting as trustee with respect to different series of debt securities, each trustee will be a trustee of a trust under the Indenture separate from the trust administered by any other such trustee. Any action to be taken by the trustee may be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee under the Indenture.

Global Notes

The notes will be issued in global form and will be deposited with, or on behalf of, the Trustee as custodian for DTC (the “Depository”) and registered in the name of DTC or a nominee of DTC. Any person wishing to own a debt security must do so indirectly through an account with a broker, bank or other financial institution that, in turn, has an account with the Depository.

Special Investor Considerations for Global Notes. Under the terms of the Indenture, our obligations with respect to the notes, as well as the obligations of the Trustee, run only to persons who are registered holders of the notes. For example, once we make payment to the registered holder, we have no further responsibility for that payment even if the recipient is legally required to pass the payment along to an individual investor but fails to do so. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depository, as well as general laws relating to transfers of debt securities.

An investor should be aware that when debt securities are issued in the form of global securities:

•	the investor cannot have debt securities registered in his or her own name;

•	the investor cannot receive physical certificates for his or her debt securities;

•	the investor must look to his or her bank or brokerage firm for payments on the debt securities and protection of his or her legal rights relating to the debt securities;

•	the investor may not be able to sell interests in the debt securities to some insurance or other institutions that are required by law to hold the physical certificates of debt that they own;

•	the Depository’s policies will govern payments, transfers, exchanges and other matters relating to the investor’s interest in the global security; and

•	the Depository will usually require that interests in a global security be purchased or sold within its system using same-day funds.

Neither we nor the Trustee have any responsibility for any aspect of the Depository’s actions or for its records of ownership interests in the global security, and neither we nor the Trustee supervise the Depository in any way.

Special Situations When the Global Security Will Be Terminated. In a few special situations described below, the global security will terminate, and interests in the global security will be exchanged for physical certificates representing the Notes. After that exchange, the investor may choose whether to hold debt securities directly or indirectly through an account at the investor’s bank or brokerage firm. In that event, investors must consult their banks or brokers to find out how to have their interests in the notes transferred to their own names so that they may become direct holders.

The special situations where a global security is terminated are:

•	when the Depository notifies us that it is unwilling, unable or no longer qualified to continue as depository, unless a replacement is named;

•	when an event of default on the debt securities has occurred and has not been cured; or

•	when and if we decide (subject to the procedures of the Depository) to terminate a global security.

When a global security terminates, the Depository, and not us or the Trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

The Depository Trust Company. Purchases of debt securities under the DTC system must be made by or through participants (for example, your broker) who will receive credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each debt security will be recorded on the records of the participant. Beneficial owners of the debt securities will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the debt securities except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all debt securities deposited by participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC’s records reflect only the identity of the participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants and by participants to beneficial owners will be governed by arrangements among them, subject to statutory or regulatory requirements as may be in effect from time to time.

Proceeds, distributions or other payments on the debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit participants’ accounts upon DTC’s receipt of funds in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not DTC, or us, subject to any statutory or regulatory requirements as may be in effect from time to time.

DTC may discontinue providing its services as Depository with respect to the debt securities at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor depository is not obtained, certificates representing the debt securities are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through DTC, or a successor depository. In that event, certificates representing the debt securities will be printed and delivered.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC Rules applicable to its Participants are on file with the SEC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Certain Definitions

“2009 Credit Facilities” means (a) $400 million revolving credit agreement dated as of July 18, 2008 and (b) our $200 million term loan credit agreement dated as of August 4, 2008, in each case, as amended, modified, supplemented, replaced, renewed or refinanced from time to time.

“2010 Credit Facilities” means our (a) $400 million revolving credit agreement dated as of July 18, 2008, (b) if applicable, our $1.00 billion 364-day credit agreement to be dated as of July 27, 2010 and (c) our $500 million credit agreement to be dated as of July 27, 2010, in each case, as amended, modified, supplemented, replaced, renewed or refinanced from time to time.

“Attributable Debt” means the present value (discounted at the actual percentage rate inherent in such arrangement as determined in good faith by us, compounded semi-annually) of the obligation of a lessee for rental payments during the remaining term of any lease (including any period for which such lease has been extended). Such rental payments shall not include amounts payable by the lessee for maintenance and repairs, insurance, taxes, assessments and similar charges and for contingent rents (such as those based on sales). In case of any lease which is terminable by the lessee upon the payment of a penalty, such rental payments shall also include such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated. Any determination of any actual percentage rate inherent in any such arrangement made in good faith by us shall be binding and conclusive, and the Trustee shall have no duty with respect to any determination made under this covenant.

“Consolidated Net Assets” means total assets after deducting therefrom all current liabilities as set forth on our most recent consolidated balance sheet and computed in accordance with U.S. generally accepted accounting principles.

“Credit Facilities” means, in the case of the 2039 notes, the 2009 Credit Facilities and, in the case of the 2020 notes, the 2010 Credit Facilities.

“Depository” means The Depository Trust Company or “DTC”.

“DTC” means The Depository Trust Company.

“Principal Property” means any manufacturing or processing plant or warehouse distribution facility or office owned or leased at the date hereof or hereafter acquired by us or any Restricted Subsidiary of ours which is located within the United States and the gross book value (including related land and improvements thereon and all machinery and equipment included therein without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 5% of Consolidated Net Assets other than:

(1)	any such manufacturing or processing plant or warehouse or any portion thereof (together with the land on which it is erected and fixtures comprising a part thereof) which is financed by industrial development bonds which are tax exempt pursuant to Section 103 of the Internal Revenue Code (or which receive similar tax treatment under any subsequent amendments thereto or any successor laws thereof or under any other similar statute of the United States),

(2)	any property which, as evidenced by or determined pursuant to a board resolution, is not of material importance to the total business conducted by us as an entirety, or

(3)	any portion of a particular property which, as evidenced by or determined pursuant to a board resolution, is not of material importance to the use or operation of such property.

“Restricted Subsidiary” means (a) a Subsidiary of ours (i) substantially all the property of which is located, or substantially all the business of which is carried on, within the United States and (ii) which owns a Principal Property and (b) any Subsidiary Guarantor.

“Subsidiary” means, as to any person, any corporation, association or other business entity in which such person, or one or more of its Subsidiaries or such person and one or more of its Subsidiaries, owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or persons performing similar functions) of such entity, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such person, or one or more of its Subsidiaries or such person and one or more of its Subsidiaries (unless such partnership can and does ordinarily take major business actions without the prior approval of such person, or one or more of its

Subsidiaries or such person and one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a “Subsidiary” is a reference to a Subsidiary of ours.

“Subsidiary Guarantors” means each Subsidiary of the Company that executes the Indenture as a guarantor and each other Subsidiary of the Company that thereafter guarantees the notes pursuant to the terms of the Indenture.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb) as in effect as of the date hereof.

“U.S. Government Obligations” generally means securities which are (1) direct obligations of the United States backed by its full faith and credit, or (2) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case, are not callable or redeemable at the option of the issuer thereof, and will also include certain depository receipts.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income and, in the case of non-U.S. holders (as defined below), certain estate tax consequences of the purchase, ownership, and disposition of the notes. This summary is generally limited to holders that acquire the notes pursuant to this offering and hold the notes as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, including, without limitation, tax-exempt organizations, holders subject to the U.S. federal alternative minimum tax, dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, controlled foreign corporations, passive foreign investment companies, partnerships, S corporations or other pass-through entities, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, and persons that hold the notes in connection with a straddle, hedging, conversion or other risk-reduction transaction.

The U.S. federal income tax consequences set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Code”) and applicable Treasury regulations, court decisions, and rulings and pronouncements of the IRS, all as in effect on the date hereof, and all of which are subject to change, or differing interpretations at any time with possible retroactive effect. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and the Company has not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

As used herein, the term “U.S. holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

As used herein, the term “non-U.S. holder” means a beneficial owner of a note that is neither a U.S. holder nor a partnership or an entity treated as a partnership for U.S. federal income tax purposes.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes.

This summary does not address the tax consequences arising under any state, local, or foreign law. Furthermore, this summary does not consider the effect of the U.S. federal estate or gift tax laws (except as set forth below with respect to certain U.S. federal estate tax consequences to non-U.S. holders).

Investors considering the purchase of the notes should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situation, as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, or foreign taxing jurisdiction or under any applicable tax treaty.

Possible Treatment as Contingent Payment Debt Instruments

We may be obligated to pay amounts in excess of the stated interest or principal on the notes, including as described under “Description of Notes—Special Mandatory Redemption,” “Description of Notes—Optional Redemption,” and “Description of Notes—Offer to Redeem upon Change of Control Triggering Event.” These potential payments may implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” According to the applicable Treasury regulations, certain contingencies will not cause a debt instrument to be treated as a contingent payment debt instrument if such contingencies, as of the date of issuance, are remote or incidental. We intend to take the position that the foregoing contingencies are remote or incidental, and we do not intend to treat the notes as contingent payment debt instruments. Our determination regarding the remoteness of such contingency is binding on each U.S. holder unless a U.S. holder explicitly discloses to the IRS in the proper manner that its determination is different than ours.

Our determination is not binding on the IRS and it is possible that the IRS may take a different position regarding the possibility of such additional payments, in which case, if that position were sustained, the timing, amount and character of income recognized with respect to a note may be substantially different than described herein and a holder may be required to recognize income significantly in excess of payments received and may be required to treat as interest income all or a portion of any gain recognized on the disposition of a note. This summary assumes that the IRS will not take a different position, or, if it takes a different position, that such position will not be sustained. Prospective purchasers should consult their own tax advisors as to the tax considerations that relate to the possibility of additional payments.

U.S. Holders

Payments of Interest

A U.S. holder will be required to recognize as ordinary income any interest received or accrued on the notes in accordance with the U.S. holder’s regular method of accounting.

Acquisition Premium

If you purchase a note at a cost greater than the note’s redemption amount, you will be considered to have purchased the note at a premium (referred to as “bond premium”), and you may elect to amortize the bond premium as an offset to interest income, using a constant yield method, over the remaining term of the note. Amortizable bond premium is treated as a reduction of interest on the note instead of as a deduction. If you elect to amortize the bond premium, you will be required to reduce your tax basis in the note by the amount of the bond premium amortized during your holding period. If you do not elect to amortize bond premium, the amount of bond premium will be included in your tax basis in the note. Therefore, if you do not elect to amortize bond premium and you hold the note to maturity, you generally will be required to treat the bond premium as capital loss when the note matures. If you elect to amortize the bond premium, the election generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the IRS.

Sale, Redemption, Exchange or Other Taxable Disposition of Notes

A U.S. holder will generally recognize gain or loss on the sale, redemption, exchange, or other taxable disposition of a note, in an amount equal to the difference between (i) the proceeds received by the holder in exchange for such note (less an amount attributable to any accrued but unpaid interest not previously included in income, which will be treated as a payment of interest for U.S. federal income tax purposes) and (ii) the U.S. Holder’s adjusted tax basis in the note. The proceeds received by a U.S. holder will include the amount of any cash and the fair market value of any other property received for the note. In general, a U.S. holder’s adjusted tax basis in a note will equal the amount paid for the note. Such gain or loss recognized by a U.S. holder on a disposition of a note will be capital gain or loss and will be long-term capital gain or loss if the holder held the note for more than one year. Under current U.S. federal income tax law, net long-term capital gains of non-corporate U.S. holders (including individuals) are eligible for taxation at preferential rates. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

Generally, U.S. holders will be subject to information reporting on payments of interest on the notes and the proceeds from a sale or other disposition of the notes. Unless a U.S. holder is an exempt recipient such as a corporation, a backup withholding tax (currently at a rate of 28%) may apply to such payments if the U.S. holder (i) fails to furnish a taxpayer identification number (“TIN”) within a reasonable time after a request therefor; (ii) furnishes an incorrect TIN; (iii) is notified by the IRS that it failed to report interest or dividends properly; or (iv) failed, under certain circumstances, to provide a certified statement, signed under penalty of perjury that the TIN provided is correct and that such U.S. holder is not subject to backup withholding. Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

Non-U.S. Holders

Payments of Interest

Interest paid on a note by us or our agent to a non-U.S. holder will qualify for the “portfolio interest exemption” and will not be subject to U.S. federal income tax or withholding tax; provided that such interest income is not effectively connected with a U.S. trade or business of the non-U.S. holder (or, if a tax treaty applies, is not attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder within the United States); and provided that the non-U.S. holder:

•	does not actually or by attribution own 10% or more of the combined voting power of all classes of our stock entitled to vote;

•	is not a controlled foreign corporation for U.S. federal income tax purposes that is related to us actually or by attribution through stock ownership;

•	is not a bank that acquired the note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	either (a) provides a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes the non-U.S. holder’s name and address, and certifies as to non-United States status in compliance with applicable law and regulations; or (b) is a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and provides a statement to us or our agent under penalties of perjury in which it certifies that such a Form W-8 (or a suitable substitute form) has been received by it from the non-U.S. holder or qualifying intermediary and furnishes us or our agent with a copy. The Treasury regulations provide special certification rules for notes held by a foreign partnership and other intermediaries.

If such non-U.S. holder cannot satisfy the requirements described above, payments of interest made to the non-U.S. holder will be subject to the 30% U.S. federal withholding tax unless such holder provides us with a properly executed IRS Form W-8BEN claiming an exemption from (or reduction of) withholding under the benefit of a treaty.

If interest on a note is effectively connected with a U.S. trade or business by a non-U.S. holder and, if a tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder within the United States, the non-U.S. holder generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements (i.e., by delivering a properly executed IRS Form W-8ECI) and generally will be subject to U.S. federal income tax on a net-income basis at regular graduated rates in the same manner as if the holder were a U.S. holder. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the additional branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the

United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

Sale, Redemption, Exchange or Other Taxable Disposition of Notes

The 30% U.S. federal withholding tax generally will not apply to any gain that a non-U.S. holder realizes on the sale, redemption, exchange or other disposition of a note.

Any gain realized by a non-U.S. holder on the disposition of a note generally will not be subject to U.S. federal income tax, unless:

•	the gain is effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment maintained in the United States by the non-U.S. holder; or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met or the non-U.S. holder is subject to Code provisions applicable to certain U.S. expatriates.

A non-U.S. holder should consult his or her tax advisor regarding the tax consequences of the purchase, ownership and disposition of the notes.

Information Reporting and Backup Withholding

Information Reporting.  The payment of interest to a non-U.S. holder is generally not subject to information reporting on IRS Form 1099 if applicable certification requirements (for example, by delivering a properly executed IRS Form W-8BEN) are satisfied. The payment of proceeds from the sale or other disposition of a note by a broker to a non-U.S. holder is generally not subject to information reporting if:

•	the beneficial owner of the note certifies the owner’s non-U.S. status under penalties of perjury (i.e., by providing a properly executed IRS Form W-8BEN), or otherwise establishes an exemption; or

•	the sale or other disposition of the note is effected outside of the United States by a foreign office, unless the broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder on IRS Form 1042-S the entire amount of interest payment on the notes. This information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or other agreement.

Backup Withholding. Backup withholding (currently at a rate of 28%) is required only on payments that are subject to the information reporting requirements, discussed above, and only if other requirements are satisfied. Even if the payment of proceeds from the sale or other disposition of a note were subject to the information reporting requirements, the payment of proceeds from a sale or other disposition outside the United States would not be subject to backup withholding unless the payor has actual knowledge that the payee is a U.S. person. Backup withholding does not apply when any other provision of the Code requires withholding. For example, if interest is subject to the withholding tax described above under “Payments of Interest,” backup withholding will not also be imposed. Thus, backup withholding may be required on payments subject to information reporting, but not otherwise subject to withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund provided that the required information is furnished timely to the IRS.

U.S. Estate Tax

A note held, or treated as held, by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, at the time of death will not be included in the decedent’s gross estate for U.S. federal estate tax purposes; provided that at the time of death the non-U.S. holder does not own, actually or by attribution, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and provided that at the time of death payments with respect to such note would not have been effectively connected with the conduct of a trade or business within the United States by such non-U.S. holder.

THE U.S. FEDERAL INCOME AND ESTATE TAX SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE EXCHANGE OF THE NOTES, AND THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in a underwriting agreement dated July 21, 2010, we have agreed to sell to the underwriters, for whom Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC are acting as representatives, the following respective principal amounts of the notes:

	Principal Amount of	Principal Amount of
Underwriter	2020 notes	2039 notes

Credit Suisse Securities (USA) LLC	$120,000,000	$60,000,000
J.P. Morgan Securities Inc.	45,000,000	22,500,000
Wells Fargo Securities, LLC	45,000,000	22,500,000
Deutsche Bank Securities Inc.	45,000,000	22,500,000
Banc of America Securities LLC	15,000,000	7,500,000
SunTrust Robinson Humphrey, Inc.	15,000,000	7,500,000
Mitsubishi UFJ Securities (USA), Inc.	7,500,000	3,750,000
U.S. Bancorp Investments, Inc.	7,500,000	3,750,000

Total	$300,000,000	$150,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of a non-defaulting underwriter may be increased or the offering may be terminated.

All sales of the notes in the United States will be made through U.S. registered broker/dealers.

The underwriters propose to offer the notes initially at the public offering prices on the cover page of this prospectus and may offer notes to certain dealers at those prices less a selling concession of (i) 0.400% of the principal amount per 2020 note and (ii) 0.500% of the principal amount per 2039 note. The underwriters and such dealers may reallow a discount of 0.250% of the principal amount per 2020 note and 0.250% of the principal amount per 2039 note on sales to other broker/dealers. After the public offering, the underwriters may change the public offering price and concessions and discounts to broker/dealers.

We estimate our out-of-pocket expenses for this offering will be approximately $1,800,000.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities and Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the number of notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase notes in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. These transactions may be effected in the over-the-counter market or otherwise. As a result of the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

We and each of our Subsidiary Guarantors have agreed that we and they, without the prior written consent of the representatives, will not offer, sell, contract to sell or otherwise dispose of any debt securities issued or guaranteed by us or any of the Subsidiary Guarantors for a period of 90 days after the date of this prospectus.

Certain Relationships

Certain of the underwriters and their affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking, investment banking and other related services for us and our affiliates in the ordinary course of business, for which they have received or will receive customary compensation. In particular, Credit Suisse Securities (USA) LLC is acting as a dealer manager under the tender offer of the Class A Common Stock of AIPC. See “The Acquisition.” JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is the administrative agent under our 2008 Credit Facility and has received customary compensation in such capacity. Credit Suisse Securities (USA) LLC, JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC and Deutsche Bank Securities Inc. are the co-lead arrangers under our Bridge Facility and will receive customary compensation in such capacity. JPMorgan Chase Bank, N.A., Bank of America, N.A. and SunTrust Bank are lead arrangers and lenders under our 2010 Credit Facility and will receive customary compensation in such capacity. Affiliates of one or more of our underwriters are or will be lenders under our 2008 Credit Facility and our 2010 Credit Facility.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“FMSA”) or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)	it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters relating to the notes will be passed upon for us by Gregory A. Billhartz, our Corporate Vice President, General Counsel and Secretary. Mr. Billhartz is paid a salary by us, is a participant in various employee benefit plans offered by us and owns and has certain rights to purchase shares of our common stock. Bryan Cave LLP, St. Louis, Missouri, will pass upon certain legal matters in connection with the offering of the notes. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to Ralcorp Holdings, Inc.’s Current Report on Form 8-K filed April 5, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited financial statements of American Italian Pasta Company incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said report.